Exhibit 99.1

Conformed Version

UNDERWRITING AGREEMENT

June 4, 2026

TransAlta Corporation

TransAlta Place

Suite 1400, 1100 1 St SE

Calgary, Alberta T2G 1B1

Attention:	Mike Politeski

Executive Vice President, Finance and Chief Financial Officer

CIBC World Markets Inc. (“CIBC”) and RBC Dominion Securities Inc. (“RBC”) as joint bookrunners (the “Joint Bookrunners”), and Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc., ATB Capital Markets Corp., Desjardins Securities Inc., J.P. Morgan Securities Canada Inc., Loop Capital Markets LLC, Merrill Lynch Canada Inc., Mizuho Securities Canada Inc. and Peters & Co. Limited (together with the Joint Bookrunners, the “Underwriters”) understand that TransAlta Corporation (the “Corporation”) proposes to issue and sell 18,230,000 Common Shares (as hereinafter defined) (the “Firm Shares”). Subject to the terms and conditions set forth below, the Underwriters hereby severally, but not jointly, agree to purchase from the Corporation, in the respective percentages provided for in Article 14 hereof, and by its acceptance hereof the Corporation agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all but not less than all, of the Firm Shares at a price of $19.20 per Firm Share (the “Offering Price”), being an aggregate purchase price of $350,016,000.

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 2,734,500 Common Shares (the “Option Shares”) upon the terms and conditions set forth herein and at a price of $19.20 per Option Share to cover the Underwriters’ over-allocation position (as defined in NI 41-101 (as hereinafter defined)), if any, in the sale of the Firm Shares. The Over-Allotment Option may be exercised in whole or in part at any time and from time to time prior to 5:00 p.m., Calgary time, on the 30th day after the Closing Date (as hereinafter defined) by written notice from the Joint Bookrunners on the Underwriters’ behalf to the Corporation, setting forth the aggregate number of Option Shares to be purchased. If the Over-Allotment Option is exercised, the Option Shares shall be purchased by the Underwriters, severally and not jointly, in the same proportion as their respective obligations to purchase the Firm Shares as set forth in Article 14 hereof.

We understand that the Corporation has filed a Base Prospectus (as hereinafter defined) relating to the qualification for distribution of the Securities (as hereinafter defined) in each of the Provinces (as hereinafter defined), and a Registration Statement (as hereinafter defined) relating to the offer and sale of the Securities in the United States, and is prepared (i) to authorize and issue the Offered Shares (as hereinafter defined), and (ii) to prepare and file, without delay, (a) a (final) prospectus supplement and all necessary related documents in order to qualify the distribution of the Offered Shares in each of the Provinces, and (b) a (final) prospectus supplement in relation to the Offered Shares with the SEC (as hereinafter defined).

In consideration of the Underwriters’ agreement to purchase the Firm Shares and to offer them to the public, which agreement will result from the acceptance of this offer by the Corporation, and in consideration of the services rendered and to be rendered by the Underwriters in connection herewith, the Corporation agrees to pay to the Underwriters a fee (the “Underwriting Fee”) equal to 4.0% of the aggregate purchase price for the Offered Shares, being an aggregate fee with respect to the Firm Shares of $14,000,640. The Joint Bookrunners shall receive 5.0% of the total Underwriting Fee as a work fee, payable 60% to CIBC and 40% to RBC, with the remainder of the total Underwriting Fee to then be distributed among the Underwriters in accordance with their allocations in Section 14.1.

The services provided by the Underwriters in connection herewith will not be subject to the goods and services tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

The aggregate purchase price for the Offered Shares shall be paid by the Underwriters to the Corporation at the Closing Time, less the Underwriting Fee payable at the Closing Time (or the Option Closing Time, if applicable).

The agreement resulting from the acceptance of this letter by the Corporation (herein referred to as “this Agreement”) shall be subject to the following additional terms and conditions:

ARTICLE 1

DEFINITIONS

1.1	In this Agreement:

“Acquisition” means the acquisition of all of the issued and outstanding equity interests in the Target Companies by TransAlta Holdings U.S. Inc. pursuant to the Acquisition Agreement.

“Acquisition Agreement” means the purchase and sale agreement dated June 3, 2026 among the Corporation, TransAlta Holdings U.S. Inc., as buyer, MPP HoldCo LLC and CPP HoldCo LLC, as sellers, and Kindle Energy LLC, as representative of the sellers.

“Base Prospectus” means the English and French language versions (unless the context indicates otherwise) of the short form base shelf prospectus of the Corporation dated December 9, 2025 filed in connection with the qualification for distribution of the Securities in each of the Provinces and, unless the context otherwise requires, includes all documents incorporated therein by reference;

“Canadian Preliminary Prospectus Supplement” means the English and French language versions (unless the context indicates otherwise) of the preliminary version of the prospectus supplement dated June 3, 2026 to the Base Prospectus, which describes the Common Shares and the Offering and is used by the Underwriters prior to the filing of the Prospectus Supplement;

“Canadian Securities Laws” means the securities acts or similar statutes of the Provinces and all regulations, rules, policy statements, notices and blanket orders or rulings thereunder;

“Closing Date” means June 9, 2026, or such other date as the Joint Bookrunners and the Corporation may agree upon in writing, but in any event not later than June 23, 2026;

“Closing Time” means 6:00 a.m. (Calgary time) on the Closing Date (or, if the context so requires, on the Option Closing Date) or such other time on the Closing Date (or, if the context so requires, on the Option Closing Date) as the Joint Bookrunners and the Corporation may agree upon;

“Common Shares” means the Common Shares in the capital of the Corporation;

“comparables” has the meaning given to that term in NI 41-101;

“Disclosure Package” means (i) the U.S. Base Prospectus, together with the U.S. Preliminary Prospectus Supplement, as amended and supplemented prior to the Initial Sale Time, (ii) the term sheet identified in Schedule B hereto, and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package;

“distribution” has the meaning attributed thereto under applicable Canadian Securities Laws;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval, an automated electronic system maintained by the SEC for the filing and dissemination of documents submitted to the SEC in electronic format;

“Effective Date” means each date and time that any part of the Registration Statement or any post-effective amendment or amendments thereto became or becomes effective;

“Environmental Laws” shall mean any Canadian, United States and other applicable foreign, federal, provincial, state, local or municipal laws and regulations relating to the protection of human health and safety, the environment or Hazardous Materials;

“Execution Time” means the date and time that this Agreement is executed and delivered by the parties hereto;

“Financial Information” means (i) the audited comparative consolidated financial statements of the Corporation as at December 31, 2025 and 2024 and for each of the years then ended including the auditors’ report and notes in respect thereof and (ii) the unaudited comparative consolidated financial statements of the Corporation for the three months ended March 31, 2026 and 2025 and the notes in respect thereof;

“FINRA” means the Financial Industry Regulatory Authority, Inc.;

“Form F-10” means Form F-10 under the U.S. Securities Act;

“Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405 of the U.S. Securities Act;

“Hazardous Materials” means materials, substances, or wastes designated, listed, defined, or regulated under applicable laws as hazardous or toxic, or as pollutants or contaminants, or words of similar meaning or regulatory effect, including any petroleum or petroleum products, polychlorinated biphenyls, per- and polyfluoroalkyl substances, or radioactive materials;

“Initial Sale Time” has the meaning specified in Section 3.3(c);

“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 of the U.S. Securities Act;

“Loop Capital” means Loop Capital Markets LLC;

“marketing materials” has the meaning ascribed thereto in NI 41-101;

“Material Adverse Effect” has the meaning specified in Section 7.1(a);

“material change”, “material fact” and “misrepresentation” have the meanings attributed thereto under applicable Canadian Securities Laws;

“NI 41-101” means National Instrument 41-101, General Prospectus Requirements adopted by the Securities Commissions;

“NI 44-101” means National Instrument 44-101, Short Form Prospectus Distributions adopted by the Securities Commissions in respect of short form prospectus distributions;

“NI 44-102” means National Instrument 44-102, Shelf Distributions adopted by the Securities Commissions in respect of shelf distributions;

“Offered Shares” means the Firm Shares and the Option Shares;

“Offering” means the public offering of the Offered Shares pursuant to this Agreement;

“Option Closing Date” has the meaning specified in Section 8.2;

“Prospectus Amendment” means the English and French language versions (unless the context otherwise indicates) of any amendment to the Base Prospectus, other than merely by incorporation by reference of Subsequent Disclosure Documents;

“Prospectus Supplement” means the English and French language versions (unless the context indicates otherwise) of the (final) prospectus supplement of the Corporation to be filed, which, together with the Base Prospectus, will qualify the distribution of the Offered Shares in each of the Provinces;

“provides” and derivations thereof, where used in reference to marketing materials, shall have the meaning ascribed to such term in NI 41-101;

“Provinces” means all of the provinces of Canada;

“Public Record” means all documents incorporated by reference in the Base Prospectus and all information filed by or on behalf of the Corporation with the Securities Commissions, after December 31, 2025 in compliance or intended compliance with applicable Canadian Securities Laws;

“Registration Statement” means, collectively, the various parts of the registration statement of the Corporation on Form F-10 (File No. 333-292019), including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, each as amended at the time such part of the registration statement became effective and including any post effective amendment thereto, and including any prospectus supplement relating to the Common Shares that is filed with the SEC and deemed part of such registration statement;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means Common Shares, first preferred shares, warrants, subscription receipts, debt securities and units of the Corporation;

“Securities Commissions” means the securities commissions or similar securities regulatory authorities in the Provinces;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +;

“Selling Firms” has the meaning specified in Section 5.1;

“Shelf Procedures” means the rules and procedures established pursuant to NI 44-102, including the WKSI Procedures;

“Subsequent Disclosure Documents” means any financial statements, management’s discussion and analysis, information circulars, annual information forms, material change reports (other than confidential material change reports), business acquisition reports or other documents issued by the Corporation after the date of this Agreement which are, or are deemed to be, incorporated by reference into the Base Prospectus or any Prospectus Amendment;

“Target Companies” means Mountain Peak Power HoldCo, LLC and Canyon Peak HoldCo LLC;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

“template version” has the meaning ascribed thereto under NI 41-101 and includes any revised template version of the marketing materials as contemplated by NI 41-101;

“U.S. Base Prospectus” means the prospectus relating to the Securities, in the form in which it has most recently been filed, or transmitted for filing, with the SEC on or prior to the Initial Sale Time (including, unless the context otherwise requires, the documents incorporated by reference therein);

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Final Prospectus” means the U.S. Base Prospectus together with the prospectus supplement containing pricing information with respect to the Common Shares relating to the Offering filed with the SEC pursuant to General Instruction II.L. of Form F-10 (including the documents incorporated by reference therein);

“U.S. Preliminary Prospectus Supplement” means the preliminary prospectus supplement dated June 3, 2026 to the U.S. Base Prospectus which describes the Common Shares and the Offering and is used by the Underwriters prior to the filing of the U.S. Final Prospectus;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“WKSI Procedures” means Part 9B of NI 44-102.

Any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus, the Prospectus Supplement, the U.S. Base Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the filing of any document under Canadian Securities Laws or the U.S. Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, the Prospectus Supplement, the U.S. Base Prospectus or the U.S. Final Prospectus, as the case may be, deemed to be incorporated therein by reference.

ARTICLE 2

FILING OF PROSPECTUS SUPPLEMENT

2.1	The Corporation represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Offered Shares, that:

(a)

(i) it has elected to rely on the Shelf Procedures and prepared and filed the Base Prospectus (in English and French) and all such other documents as are required under applicable Canadian Securities Laws (in English and, as required, in French); (ii) it is eligible to use the applicable provisions of the Shelf Procedures and at the time of the filing of the Base Prospectus, it was eligible to file the Base Prospectus as a WKSI base shelf prospectus pursuant to the WKSI Procedures and satisfied all the requirements of the WKSI Procedures for a deemed receipt to be issued for the Base Prospectus; and (iii) it is not required to withdraw the Base Prospectus pursuant to section 9B.6(1) of the Shelf Procedures;

(b)

the Corporation meets the general eligibility requirements for use of Form F-10 and has filed the Registration Statement in respect of the Securities and an appointment of agent for service of process on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement with the SEC; the Registration Statement and any post-effective amendment thereto, in each case including the U.S. Base Prospectus, each in the form heretofore delivered or to be delivered to the Joint Bookrunners, including exhibits to the Registration Statement and any documents incorporated by reference in the U.S. Base Prospectus contained therein, for delivery by them to each of the other Underwriters, became effective under the U.S. Securities Act in such form; and no other document with respect to the Registration Statement or documents incorporated by reference therein has heretofore been filed or transmitted for filing with the SEC and no other document incorporated by reference in the U.S. Base Prospectus has heretofore been filed with the Securities Commissions, except for any documents filed with the SEC or the Securities Commissions subsequent to the date of such effectiveness in the form heretofore delivered to the Joint Bookrunners for delivery by them to each of the other Underwriters;

(c)

no stop order suspending the effectiveness of the Registration Statement has been issued and, to the Corporation’s knowledge, no proceeding for that purpose has been initiated or threatened by the SEC; and

(d)

it has filed or shall promptly file the Canadian Preliminary Prospectus Supplement and the U.S. Preliminary Prospectus Supplement in the form previously delivered to the Underwriters with the Securities Commissions and with the SEC.

The Corporation shall prepare and file as soon as reasonably possible on June 4, 2026 (or such later date and time as may be agreed to in writing by the Joint Bookrunners), the Prospectus Supplement and all such other documents as are required under applicable Canadian Securities Laws (in English and in French, as appropriate) with the Securities Commissions and otherwise fulfill all legal requirements to enable the Offered Shares to be offered and sold to the public in each of the Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Provinces. As soon as possible thereafter, the Corporation shall file the U.S. Final Prospectus with the SEC pursuant to General Instruction II.L. of Form F-10 and otherwise fulfill all legal requirements to enable the Offered Shares to be offered and sold to the public in the United States.

2.2

The Corporation agrees to allow the Underwriters, prior to the filing of the Prospectus Supplement, to participate fully in the preparation of, and approve the form and content of, the Prospectus Supplement and such other documents as may be required under applicable Canadian Securities Laws to qualify the distribution of the Offered Shares in the Provinces and as may be required under applicable U.S. securities laws to register the offer and sale of the Offered Shares in the United States, in each case acting reasonably, and to allow the Underwriters to conduct all due diligence (including of the Target Companies) which the Underwriters may reasonably require in order to:

(a)	confirm the Public Record is accurate and current in all material respects;

(b)	fulfill the Underwriters’ obligations as underwriters; and

(c)	enable the Underwriters to responsibly execute the certificate in the Prospectus Supplement required to be executed by the Underwriters.

2.3

After the filing of the Prospectus Supplement and until the conclusion of the distribution of the Offered Shares, the Corporation shall take or cause to be taken all steps as may be from time to time necessary to maintain the qualification of, or if the qualification shall cease for any reason to requalify, the distribution of the Offered Shares in each of the Provinces and the offer and sale of the Offered Shares in the United States; provided, however, that with respect to state securities law qualifications in the United States, the Corporation shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subjected.

2.4	During the period commencing on the Execution Time and ending on the completion of the distribution of the Offered Shares:

(a)

the Corporation shall approve in writing the template version of any marketing materials prepared by the Joint Bookrunners and proposed to be provided by the Underwriters to any potential investor of Offered Shares, any such marketing materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Corporation, in its sole discretion;

(b)

the Joint Bookrunners shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to the time such marketing materials are provided to potential investors of Offered Shares;

(c)

the Corporation shall file a template version of the English version of any such marketing materials on SEDAR+ on or before the day the marketing materials are first provided to any potential investor of Offered Shares, and any comparables shall be removed from the template version in accordance with NI 44-102 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Securities Commissions, and provided further that such comparables shall not be removed from the version filed with the SEC pursuant to Rule 433(d) under the U.S. Securities Act referred to below), and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing, and the Corporation shall file any such marketing materials with the SEC pursuant to Rule 433(d) under the U.S. Securities Act on or before the day such marketing materials are first provided to any potential investor of Offered Shares, unless an exemption is available from such filing requirement and the conditions to the availability of such exemption are satisfied. The French language version of any such marketing materials shall be filed on SEDAR+ prior to or concurrently with the filing of the Prospectus Supplement as contemplated herein and a copy thereof shall be delivered to the Underwriters as soon as practicable following such filing; and

(d)

following the approvals set forth in Sections 2.4(a) and (b), the Underwriters may provide a limited-use version of such marketing materials that complies with Section 9.A3(2) of NI 44-102 to potential investors of Offered Shares in accordance with Canadian Securities Laws.

2.5	The Corporation and the Joint Bookrunners, on behalf of the Underwriters, approve the marketing materials attached as Schedule A hereto.

2.6

The Corporation and each Underwriter, on a several basis, covenants and agrees not to provide any potential investor of Offered Shares with any marketing materials except for marketing materials or any limited-use versions thereof which have been approved as contemplated in Section 2.4, and then only to potential investors in the Provinces.

ARTICLE 3

DELIVERY OF THE PROSPECTUS SUPPLEMENT AND RELATED DOCUMENTS

3.1	The Corporation shall deliver or cause to be delivered to the Underwriters and the Underwriters’ counsel the documents set out below at the respective times indicated:

(a)

copies of the Base Prospectus, in the English and French languages, as filed with the Securities Commissions in the Provinces and copies of all documents or information incorporated by reference therein which are not available on SEDAR+ and have not previously been delivered to the Underwriters;

(b)

copies of the Registration Statement, including the U.S. Base Prospectus, as filed with the SEC and copies of all exhibits and documents filed therewith which are not available on EDGAR and have not previously been delivered to the Underwriters;

(c)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of the Prospectus Supplement:

(i)	copies of the Prospectus Supplement in the English and French languages, signed as required by Canadian Securities Laws;

(ii)	copies of the Prospectus Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10) filed with the SEC; and

(iii)	copies of any marketing materials required to be filed by the Corporation under Canadian Securities Laws in connection with the Offering;

(d)

as soon as they are available, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under any of the Canadian Securities Laws, signed as required by Canadian Securities Laws, and any amendment to the Registration Statement;

(e)

as soon as they are available, copies of any documents incorporated by reference in or exhibits to any Prospectus Amendment which have not been previously available on SEDAR+ or EDGAR or delivered to the Underwriters;

(f)	at the time of delivery of the French language version of the Prospectus Supplement to the Underwriters pursuant to this Section 3.1:

(i)

an opinion of the Corporation’s counsel in Québec addressed to the Underwriters and dated the date of the Prospectus Supplement to the effect that the French language version of the Base Prospectus and the Prospectus Supplement and of any documents in the French language incorporated therein by reference, including any marketing materials (except for any financial statements and financial information which are the subject of the opinion of the Corporation’s auditors referred to below, as to which no opinion need be expressed by Québec counsel) is in all material respects a complete and accurate translation thereof in the English language; and

(ii)

an opinion of the Corporation’s auditors addressed to the Underwriters and dated the date of the Prospectus Supplement to the effect that the French version of the financial statements and financial information set forth in or incorporated by reference in the Base Prospectus or Prospectus Supplement, as applicable, is in all material respects a complete and accurate translation thereof in the English language;

(g)

at the Execution Time and at the time of delivery of any Prospectus Amendment, as the case may be, a comfort letter from the Corporation’s auditors addressed to the Underwriters and dated the date of the Prospectus Supplement or the Prospectus Amendment, as the case may be, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of certain of the financial information and statistical and accounting data relating to the Corporation and its subsidiaries, as applicable, contained in any such document, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter. Such letter shall also state that such auditors are independent public accountants within the meaning of the U.S. Securities Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Corporation incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus comply as to form in all material respects with the published accounting requirements of the U.S. Securities Act and the related regulations and with the applicable accounting requirements of the U.S. Securities Act and the U.S. Exchange Act and the related published rules and regulations adopted by the SEC; and

(h)

at the Execution Time and at the time of delivery of any Prospectus Amendment, as the case may be, a certificate signed by the Chief Financial Officer of the Corporation addressed to the Underwriters and dated the date of the Prospectus Supplement or the Prospectus Amendment, as the case may be, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial data contained in such documents, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus, providing “management comfort” with respect to such information.

3.2	The delivery to the Underwriters of the filed Prospectus Supplement and any Prospectus Amendment shall constitute a representation and warranty to the Underwriters by the Corporation that:

(a)

the information and statements contained in the Base Prospectus, as supplemented by the Prospectus Supplement (except any information and statements relating solely to the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for inclusion therein) constitutes full, true and plain disclosure of all material facts relating to the Offered Shares as required by Canadian Securities Laws;

(b)

the Base Prospectus, as supplemented by the Prospectus Supplement, does not contain a misrepresentation within the meaning of Canadian Securities Laws provided that such representation and warranty shall not be provided in respect of any information and statements relating solely to the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for inclusion therein; and

(c)

the Base Prospectus, as supplemented by the Prospectus Supplement and including the documents incorporated by reference therein, comply, in all material respects, with the requirements of Canadian Securities Laws.

Such delivery shall also constitute the consent of the Corporation to the use of the Base Prospectus and the Prospectus Supplement by the Underwriters in connection with the distribution of the Offered Shares in the Provinces and elsewhere outside the United States in compliance with this Agreement and applicable securities laws.

3.3	The Corporation hereby represents, warrants and covenants to the Underwriters as follows:

(a)

the documents incorporated by reference in the Base Prospectus, when they were filed with the Securities Commissions, conformed in all material respects to the requirements of Canadian Securities Laws; the documents included or incorporated by reference in the Registration Statement and the U.S. Final Prospectus, when they became effective or were filed with the SEC, as the case may be, conformed in all material respects to any applicable requirements of the U.S. Exchange Act when they were filed with the SEC; and any further documents so filed and incorporated by reference in the Base Prospectus and the U.S. Final Prospectus or any amendment or supplement thereto, when such documents are filed with the Securities Commissions or the SEC, as applicable, will conform in all material respects to the requirements of Canadian Securities Laws, or the U.S. Exchange Act and the rules thereunder, as applicable;

(b)

on the Effective Date, the Registration Statement did, and on the date it was first filed and at the Closing Time (including on any Option Closing Date), the U.S. Final Prospectus did and will conform in all material respects with the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act; on the date each was first filed, the Base Prospectus as supplemented by the Canadian Preliminary Prospectus Supplement did and, when supplemented by the Prospectus Supplement, will, and at the Closing Time the Base Prospectus and the Prospectus Supplement will, conform in all material respects with the applicable requirements of Canadian Securities Laws; the Registration Statement, as of the Effective Date, including the Base Prospectus contained therein, and in each case at the Execution Time, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Base Prospectus as supplemented by the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus will not, as of the filing date of the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus,

respectively, and as of the Closing Time (including on any Option Closing Date), contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for inclusion in the Registration Statement, the Base Prospectus, the Canadian Preliminary Prospectus Supplement, the U.S. Preliminary Prospectus Supplement, the Prospectus Supplement or the U.S. Final Prospectus;

(c)

as of 11:30 p.m. (Eastern time) on June 4, 2026 (the “Initial Sale Time”) and as of the Closing Time (including on any Option Closing Date), the Disclosure Package did not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however that this representation and warranty shall not apply to any statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for inclusion therein;

(d)

at the earliest time after the filing of the Registration Statement that the Corporation or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the U.S. Securities Act) of the Offered Shares, the Corporation was not an Ineligible Issuer (as defined in Rule 405 of the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 of the U.S. Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer; provided that the Joint Bookrunners have notified the Corporation of the earliest time that an offering participant made a bona fide offer of the Offered Shares; and

(e)

each Issuer Free Writing Prospectus does not and will not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference that has not been superseded or modified; if there occurs an event or development as a result of which the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, or as a result of which any Issuer Free Writing Prospectus would include any information that conflicts with the information contained in the Registration Statement, the Corporation will notify promptly the Joint Bookrunners so that any use of the Disclosure Package may cease until it is amended or supplemented; and each Issuer Free Writing Prospectus will comply in all material respects with the requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder. The foregoing two sentences do not apply to statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for use therein.

ARTICLE 4

ACCESS TO AND COPIES OF PROSPECTUS SUPPLEMENT

4.1

Delivery of the Prospectus Supplement shall be satisfied in accordance with the “access equals delivery” provisions contained in Part 6A of NI 44-102. Provided that the Underwriters have complied with their obligations under Section 4.2, the Corporation has complied or will comply, as applicable, with the requirements of Part 6A of NI 44-102 to enable delivery of the Prospectus Supplement to be made through access thereto.

4.2	The Underwriters shall satisfy any request for electronic or paper copies of the Prospectus Supplement in accordance with the requirements of NI 44-102, without charge.

4.3

The Corporation shall from time to time deliver to the Underwriters, as soon as practicable at the offices in such cities designated by the Underwriters, the number of copies of any documents incorporated, or containing information incorporated by reference in the Base Prospectus, Prospectus Supplement or the U.S. Final Prospectus and of any Subsequent Disclosure Documents or any Prospectus Amendment or amendment to the U.S. Base Prospectus or the U.S. Final Prospectus which the Underwriters may from time to time reasonably request; provided that if such documents or information are filed on SEDAR+ and/or EDGAR, as applicable, and generally available to the public, such documents or information shall be deemed to have been delivered in satisfaction of this request.

ARTICLE 5

DISTRIBUTION OF OFFERED SHARES

5.1

Each of the Underwriters, other than Loop Capital, covenants and agrees with the Corporation to offer the Offered Shares for sale to the public in Canada and the United States, directly (including through any affiliate of an Underwriter) and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, referred to herein as the “Selling Firms”), only in compliance with applicable Canadian Securities Laws and applicable U.S. federal securities laws, upon the terms and conditions set forth in the Base Prospectus, the Prospectus Supplement and the U.S. Final Prospectus, as applicable, any Prospectus Amendment and this Agreement. Loop Capital covenants and agrees with the Corporation that (a) it and any Selling Firm appointed by it will only sell Offered Shares outside of Canada in accordance with applicable Canadian Securities Laws and applicable U.S. federal securities laws, upon the terms and conditions set forth in the Prospectus Supplement or U.S. Final Prospectus, as applicable, any Prospectus Amendment and this Agreement. Furthermore, Loop Capital covenants and agrees that it will not, directly or indirectly, advertise or solicit offers to purchase and sell Offered Shares in Canada. At the Closing Time, Loop Capital and any Selling Firm appointed by it shall deliver a certificate to the Corporation and the Joint Bookrunners confirming that, to the best of its knowledge, it has not sold any Offered Shares to any residents of Canada. For the avoidance of doubt, Loop Capital is not acting as an underwriter of the Offered Shares in the Provinces and no action on the part of Loop

Capital in its capacity as an underwriter of the offering of the Offered Shares in the United States will create any impression or support any conclusion that it is acting as an underwriter of the Offered Shares in the Provinces.

5.2	Each of the Underwriters covenants and agrees with the Corporation:

(a)

to offer the Offered Shares for sale to the public outside of Canada and the United States, directly (including through any affiliate of an Underwriter) and through other Selling Firms, only in compliance with all applicable laws and regulations in each jurisdiction into and from which they may offer or sell the Offered Shares, upon the terms and conditions set forth in the Base Prospectus, the Prospectus Supplement and the U.S. Final Prospectus, as applicable, any Prospectus Amendment and this Agreement;

(b)	to use all reasonable efforts to complete and to cause the Selling Firms to complete the distribution of the Offered Shares as soon as possible after the Closing Time; and

(c)	to comply with applicable Canadian Securities Laws and applicable U.S. federal securities laws with respect to the use of “green sheets” and other marketing materials.

5.3

The Underwriters may offer the Offered Shares at a price less than the Offering Price in compliance with Securities Laws and, specifically in the case of any Offered Shares offered in the Provinces, the requirements of NI 44-101 and the disclosure concerning the same which is contained in the Canadian Preliminary Prospectus Supplement and will be contained in the Prospectus Supplement. The Underwriters will inform the Corporation if the Offering Price is reduced. Any such reduction in the price at which the Offered Shares are offered will not affect the purchase price payable by the Underwriters to the Corporation provided for herein.

5.4

For the purposes of this Article 5, the Underwriters shall be entitled to assume that the distribution of the Offered Shares is qualified in each of the Provinces and that the sale of the Offered Shares has been registered under U.S. federal securities laws unless the Underwriters receive notice to the contrary from the Corporation or any applicable securities regulatory authority.

5.5

No Underwriter will be liable to the Corporation under this Article 5 with respect to a default by another Selling Firm (that is not an affiliate of such Underwriter) or the Corporation under this Agreement if the Underwriter first mentioned is not itself in violation.

5.6

The Joint Bookrunners will notify the Corporation when, in their opinion, the Underwriters have ceased distribution of the Offered Shares and shall, as soon as practicable, and, in any event, no later than 25 days thereafter, provide the Corporation with a breakdown of the number of Offered Shares distributed in each of the Provinces where such breakdown is required for the purpose of calculating fees payable to a Securities Commission.

5.7

The Underwriters may offer the Offered Shares in jurisdictions outside of Canada and the United States as set out in the Prospectus Supplement or as otherwise agreed by the Corporation, provided that no prospectus, filing, registration statement or comparable obligation or ongoing reporting obligation arises in such jurisdictions.

ARTICLE 6

MATERIAL CHANGES

6.1 (a)

During the period from the date hereof until the completion of the distribution of the Offered Shares and at any time when a prospectus relating to the Offered Shares is required to be delivered under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the U.S. Securities Act), the Corporation shall promptly notify the Underwriters, in writing, with full particulars of:

(i)

any change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), earnings, capital or ownership or condition (financial or otherwise) of the Corporation or any of its subsidiaries;

(ii)

any change in any matter covered by a statement contained in the Base Prospectus, the Registration Statement, the Prospectus Supplement, the U.S. Final Prospectus, any Subsequent Disclosure Documents or any Prospectus Amendment or amendment or supplement to any of them or any other part of the documents incorporated by reference therein; or

(iii)	any other fact, event or circumstance in respect of the Corporation or its subsidiaries;

of which it is aware and which:

(iv)

is, or may be, of such a nature as to render the Prospectus Supplement, the Base Prospectus, any Prospectus Amendment or any other part of the documents incorporated by reference therein misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying with any applicable Canadian Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Offered Shares; or

(v)

results in it being necessary to amend the Registration Statement or to amend or supplement the U.S. Final Prospectus in order that such document will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the case of the Registration Statement, not misleading, and in the case of the U.S. Final Prospectus, in light of the circumstances under which such statements are made, not misleading, or makes it necessary to amend or supplement the Registration Statement or the U.S.

Final Prospectus to comply with the requirements of the U.S. Securities Act and the published rules and regulations thereunder.

(b)

The Corporation shall in good faith discuss with the Joint Bookrunners any change, event or circumstance (actual or proposed within the knowledge of the Corporation) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this Section and, in any event, prior to making any filing referred to in Section 6.2 below.

6.2

During the period commencing on the Execution Time and ending on the completion of the distribution of the Offered Shares, the Corporation shall promptly comply to the reasonable satisfaction of the Underwriters and their counsel with any applicable filing and other requirements under Canadian Securities Laws or the U.S. Securities Act or the rules thereunder arising as a result of any change, event or circumstance referred to in Section 6.1 above and shall prepare and file under all applicable Canadian Securities Laws and under the U.S. Securities Act and the rules thereunder, with all reasonable dispatch, and in any event within any time limit prescribed under applicable Canadian Securities Laws and under the U.S. Securities Act and the rules thereunder, any Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the Registration Statement or the U.S. Final Prospectus as may be required under applicable Canadian Securities Laws or the U.S. Securities Act or the rules thereunder; provided that the Corporation shall allow the Underwriters and their counsel to participate fully in the preparation of any such Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the Registration Statement or the U.S. Final Prospectus and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them in any Prospectus Amendment and the Underwriters shall have approved the form of any Prospectus Amendment or amendment or supplement to the Registration Statement or the U.S. Final Prospectus, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to the Underwriters and the Underwriters’ counsel a copy of each Prospectus Amendment or amendment or supplement to the Registration Statement or the U.S. Final Prospectus signed as required by applicable Canadian Securities Laws and U.S. federal securities laws and each Subsequent Disclosure Document in the English and French languages, as well as opinions and letters with respect to each such Prospectus Amendment or amendment or supplement to the Registration Statement or the U.S. Final Prospectus substantially similar to those referred to in Sections 3.1(f) and (g) above.

6.3

The delivery to the Underwriters of each Prospectus Amendment and Subsequent Disclosure Document shall constitute a representation and warranty to the Underwriters by the Corporation, with respect to the Base Prospectus and the Prospectus Supplement, as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters as aforesaid, to the same effect as set forth in paragraphs (a) and (b) of Section 3.2 above. Such delivery shall also constitute the consent of the Corporation to the use of the Base Prospectus and the Prospectus

Supplement, as amended, by the Underwriters in connection with the distribution of the Offered Shares in the Provinces and elsewhere outside the United States; provided that the use of the U.S. Final Prospectus, as amended, and the distribution of the Offered Shares by the Underwriters is conducted in compliance with this Agreement and applicable securities laws, including Canadian Securities Laws and the securities laws of any other jurisdiction in which the Offered Shares are offered or sold.

6.4

During the period commencing on the Execution Time and ending on the completion of the distribution of the Offered Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(a)

any request of any Securities Commission or the SEC for any amendment to the Prospectus Supplement, the Base Prospectus, any Prospectus Amendment, the Registration Statement, the U.S. Final Prospectus or any amendment or supplement thereto or any part of the Public Record or for any additional information;

(b)

the issuance by any Securities Commission, the SEC, or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or, to the knowledge of the Corporation, threat of institution of any proceedings for that purpose; or

(c)

the receipt by the Corporation of any communication from any Securities Commission, the SEC, the Toronto Stock Exchange, the New York Stock Exchange or any other competent authority relating to the Prospectus Supplement, the Base Prospectus, any Prospectus Amendment, the Registration Statement, the U.S. Final Prospectus or any amendment or supplement thereto, any other part of the Public Record or the distribution of the Offered Shares.

ARTICLE 7

REPRESENTATIONS, WARRANTIES AND COVENANTS

7.1	The Corporation represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Offered Shares, that:

(a)

The Corporation has been duly incorporated and is valid and subsisting as a corporation under the laws of Canada with all necessary corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Registration Statement, the Disclosure Package, the Prospectus Supplement and the U.S. Final Prospectus, and is duly registered to do business as an extra provincial corporation or a foreign corporation and is in good standing under the laws of each jurisdiction which requires such registration, except where the failure to be so registered or in good standing would not singly, or in the aggregate, be reasonably expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business (“Material Adverse

Effect”). TransAlta Renewables Inc., Canadian Hydro Developers, Inc., MW Intermediary L.P., TransAlta Holdings ULC, TransAlta Holdings U.S. Inc., Barracuda Wind, LLC, TransAlta Power Ltd., TransAlta USA Inc., TransAlta Energy Marketing Corp., TransAlta (SC) L.P., 1209826 B.C. Ltd. and TransAlta Energy Marketing (US) Inc. (collectively, the “Specified Subsidiaries”) are the only material subsidiaries of the Corporation. Each Specified Subsidiary has been duly incorporated or organized and is validly existing as a corporation, limited liability company or partnership in good standing under the laws of the jurisdiction in which it is incorporated or organized, with full power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Prospectus Supplement, the U.S. Final Prospectus and the Disclosure Package and is duly qualified or registered to do business as an extra-jurisdictional entity or a foreign entity and, to the best of the Corporation’s knowledge, is in good standing under the laws of each jurisdiction which requires such qualification or registration, except where the failure to be so registered or in good standing would not singly, or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(b)

The Corporation has an authorized capitalization as set forth in the Registration Statement, the Disclosure Package, the Prospectus Supplement and the U.S. Final Prospectus. The outstanding shares of capital stock, or other ownership interests, of each Specified Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable, as applicable, and, except for (i) as otherwise set forth in the Prospectus Supplement, the U.S. Final Prospectus and the Disclosure Package; and (ii) security interests, claims, liens or encumbrances which would not reasonably be expected to have a Material Adverse Effect, all outstanding shares of capital stock, or other ownership interests, of the Corporation’s subsidiaries are owned by the Corporation either directly or through wholly owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances.

(c)

When issued and delivered against payment therefor in accordance with the terms of this Agreement, all of the Offered Shares will have been duly and validly created, and issued as fully paid and non-assessable.

(d)

Other than as disclosed in the Prospectus Supplement, the Base Prospectus and the documents incorporated by reference therein, the Corporation has not declared any dividends on the Common Shares that have not been paid. The Corporation will not declare any dividend on the Common Shares for which the record date is after the date hereof and prior to the Closing Date.

(e)

Except as disclosed in the Base Prospectus as supplemented by the Prospectus Supplement and as provided for herein and under the Corporation’s stock option plan or share unit plan, no person now has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of Common Shares.

(f)

There is no contract, agreement or other document required to be described in the Registration Statement, Prospectus Supplement, U.S. Final Prospectus or Disclosure Package, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Prospectus Supplement, the U.S. Final Prospectus and the Disclosure Package under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries, in all material respects, of such legal matters, agreements, documents or proceedings.

(g)

The Corporation has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Acquisition Agreement and this Agreement and the Acquisition Agreement have been duly authorized, executed and delivered by the Corporation.

(h)

No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein, except such as (i) have been, or will, prior to the Closing Date, be obtained, taken or made under the U.S. Securities Act and Canadian Securities Laws, (ii) may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Offered Shares by the Underwriters in the manner contemplated herein and in the Registration Statement, the Disclosure Package, the Prospectus Supplement and the U.S. Final Prospectus, (iii) may be required by FINRA, the TSX or the NYSE or (iv) as may be required in connection with the Acquisition.

(i)

the execution and delivery of this Agreement and the Acquisition Agreement, the issue and sale of the Offered Shares, the consummation of any other of the transactions herein contemplated and the fulfillment of the terms hereof, and the consummation of the transactions contemplated in the Acquisition Agreement and the fulfillment of the terms thereof, will not conflict with, result in a breach or violation of, or constitute a default under, result in the termination, modification or acceleration of, or imposition of any lien, charge or encumbrance upon any property or assets of the Corporation or any of its Specified Subsidiaries pursuant to, (i) the articles, by-laws or similar organizational documents of the Corporation or any of its Specified Subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Corporation or any of its subsidiaries is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Corporation or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Corporation or any of its subsidiaries or any of its or their properties, except, in the case of clauses (ii) and (iii) above, for any such conflict, breach, violation, default, lien, charge or encumbrance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(j)

Neither the Corporation nor any subsidiary is in violation or default of (i) any provision of its articles or bylaws or similar organizational documents, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Corporation or such subsidiary or any of its properties, as applicable, except, in each case, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect (except in respect of (i) as it relates to the Corporation, with the exception being any such default or violation that is not, individually or in the aggregate, material).

(k)

The Base Prospectus, the Canadian Preliminary Prospectus Supplement, the Prospectus Supplement and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Securities Commissions in electronic format on SEDAR+, except to the extent permitted by applicable Canadian Securities Laws. The Registration Statement, the U.S. Preliminary Prospectus Supplement, any Issuer Free Writing Prospectus, the U.S. Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the SEC pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(l)

The consolidated historical financial statements, including the notes thereto, and schedules of the Corporation and its consolidated subsidiaries included or incorporated by reference in the Registration Statement, the Canadian Preliminary Prospectus Supplement, the U.S. Preliminary Prospectus Supplement, the Prospectus Supplement and the U.S. Final Prospectus present fairly in all material respects the financial condition, results of operations and cash flows of the Corporation as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of applicable Canadian Securities Laws and the U.S. Securities Act and have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and in each case applied on a consistent basis throughout the periods involved (except as otherwise noted therein). No other financial statements are required under Canadian Securities Laws or the U.S. Securities Act to be included or incorporated by reference in the Registration Statement, the Disclosure Package or the Prospectus Supplement or U.S. Final Prospectus.

(m)

Except as set forth in or contemplated in the Prospectus Supplement, the U.S. Final Prospectus and the Disclosure Package, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries or its or their property is pending or, to the knowledge of the Corporation, threatened except such as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(n)

Ernst & Young LLP, who have certified certain financial statements of the Corporation and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference in the Registration Statement, the Disclosure Package, the Prospectus Supplement and the U.S. Final Prospectus, are independent public accountants with respect to the Corporation within the meaning of the U.S. Securities Act.

(o)

Except as set forth in or contemplated in the Prospectus Supplement, the U.S. Final Prospectus and the Disclosure Package, no labor problem or dispute with the employees of the Corporation or any of its subsidiaries exists or is threatened or imminent and neither the Corporation nor any of its subsidiaries has received any notice of cancellation or termination with respect to any collective bargaining agreement to which it is a party, except such as would not in either case, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(p)

Except as set forth in or contemplated in the Prospectus Supplement, the U.S. Final Prospectus and the Disclosure Package, the Corporation and each of its Specified Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Corporation believes are prudent and customary for the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Corporation or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have a Material Adverse Effect; the Corporation and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect; neither the Corporation nor any such subsidiary has been refused any insurance coverage sought or applied for, except where such refusal would not reasonably be expected to have a Material Adverse Effect; and neither the Corporation nor any such subsidiary has received written notice of non-renewal of any material policy of the Corporation or any subsidiary except in those situations where the Corporation believes it will be able to obtain similar coverage from similar insurers at market rates.

(q)

Except as set forth in or contemplated in the Prospectus Supplement, the U.S. Final Prospectus and the Disclosure Package, the Corporation and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by the appropriate foreign, federal, provincial, state, municipal or local regulatory authorities necessary to conduct their respective businesses, except where the failure to possess any such license, certificate, permit and other authorization would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and neither the Corporation nor any Specified Subsidiary has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, would be reasonably expected to have a Material Adverse Effect.

(r)

The Corporation and each of its subsidiaries maintain a system of internal control over financial reporting that complies in all material respects with the applicable requirements of NI 52-109 and the U.S. Exchange Act (including Rules 13a-15 and 15d-15 under the U.S. Exchange Act) and a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, except where the failure to maintain such a system would not reasonably be expected to have a Material Adverse Effect; management of the Corporation has assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2025, and has concluded that such internal control over financial reporting was effective as of such date.

(s)

The Corporation maintains disclosure controls and procedures that comply in all material respects with the requirements of NI 52-109 and the U.S. Exchange Act (including Rules 13a-15 and 15d-15 under the U.S. Exchange Act); such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation in the reports that it files or submits under applicable Canadian Securities Laws and the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of December 31, 2025 at a reasonable assurance level.

(t)

The Corporation has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under applicable Canadian Securities Laws or the U.S. Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Offered Shares.

(u)

Except as set forth in or contemplated in the Prospectus Supplement, the U.S. Final Prospectus and the Disclosure Package, the Corporation and its subsidiaries are (i) in compliance with any and all Environmental Laws, (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of Hazardous Materials, except where such non-compliance with Environmental Laws, failure to receive or comply with required permits, licenses or other approvals, or liability, as applicable, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in the Prospectus Supplement, the U.S. Final Prospectus and the Disclosure Package, neither the Corporation nor any of its subsidiaries has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation, except where the realization of any potential liability as such a “potentially responsible party” would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(v)

The Corporation is in compliance in all material respects with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 relating to loans and Sections 302 and 906 relating to certifications.

(w)

Neither the Corporation nor any of its subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate or representative of the Corporation or any of its subsidiaries has (i) taken any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) in order to influence official action, or to any person in violation of any applicable anti-corruption laws (including without limitation, the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and the U.K. Bribery Act of 2010); or (ii) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Corporation and its subsidiaries have conducted their businesses in compliance with applicable anti-corruption and anti-bribery laws and have instituted and maintained, and will continue to institute and maintain, policies and procedures designed to promote and reasonably expected to ensure compliance with all applicable anti-bribery and anti-corruption laws.

(x)

The operations of the Corporation and its subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Corporation or any of its subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

(y)	Neither the Corporation nor any of its subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate or representative of the Corporation or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Corporation or any of its subsidiaries located, organized or resident in a country or territory that is the subject or target of Sanctions, including, without limitation, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic or any other Covered Region of Ukraine identified pursuant to Executive Order 14065, and the Crimea region, Cuba, Iran, and North Korea (each, a “Sanctioned Country”); and the Corporation will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person or entity that, at the time of such funding or facilitation, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, initial purchaser, advisor, investor or otherwise) of Sanctions. Since April 24, 2019, the Corporation and its subsidiaries have conducted their businesses in compliance with applicable Sanctions, and have instituted and maintained, and will continue to institute and maintain, policies and procedures designed to promote and reasonably expected to ensure compliance with applicable Sanctions, and have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person or entity that at the time of such dealing or transaction is or was the subject or the target of Sanctions or with or in any country or territory that is or was the subject or target of Sanctions.

(z)

Neither the Corporation nor any of its subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries, is a person that is, or is 50% or more owned or otherwise controlled by a person or entity that is: (i) the subject of any Sanctions; or (ii) located, organized or resident in a Sanctioned Country.

(aa)

Except as set forth in the Registration Statement, the Disclosure Package, the Prospectus Supplement and the U.S. Final Prospectus: (i) the Corporation and the Specified Subsidiaries have good and marketable title to all real property and good title to all personal property owned by them which is material to the business of the Corporation and the Specified Subsidiaries, taken as a whole, in each case free and clear of all liens, encumbrances and defects, except (A) such as are described in the Prospectus Supplement, the U.S. Final Prospectus and the Disclosure Package, (B) such as are permitted under the Corporation’s debt agreements and indentures, or (C) such as are not material in amount or do not in the aggregate materially interfere with the use made and proposed to be made of such properties by the Corporation and its subsidiaries; and (ii) any material real property and buildings held under lease by the Corporation and its subsidiaries are held by them under valid, subsisting and enforceable leases, the terms of which do not materially interfere with the use made and proposed to be made of such property and buildings by the Corporation and its subsidiaries, except in all such cases where the failure to have such title, to be free and clear of such liens, encumbrances or defects, or to hold such leases would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect.

(bb)

Neither the issuance, sale and delivery of the Offered Shares nor the application of the proceeds thereof by the Corporation as described in each of the Registration Statement, the Disclosure Package, the Prospectus Supplement and the U.S. Final Prospectus will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System.

(cc)

With respect to “forward-looking information” contained or incorporated by reference in the Registration Statement, the Disclosure Package, the Prospectus Supplement and the U.S. Final Prospectus: (i) the Corporation had a reasonable basis for the forward-looking information at the time the disclosure was made; and (ii) all material forward-looking information is identified as such and identifies applicable material risk factors that could cause actual results to differ materially from the forward-looking information, and the material factors or assumptions used to develop such material forward-looking information are accurately stated.

(dd)

Except as set forth in the Registration Statement, the Disclosure Package, the Prospectus Supplement and the U.S. Final Prospectus, the Corporation and its subsidiaries own, possess, license or have other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the Corporation’s business as now conducted or as proposed to be conducted and to the Corporation’s knowledge (a) there is no material infringement by third parties of any such Intellectual Property; (b) there is no pending or threatened action, suit, proceeding or claim by others challenging the Corporation’s rights in or to any such Intellectual Property, and the Corporation is unaware of any facts which would form a reasonable basis for any such claim, except in all such cases where the failure to own, possess, license or have other rights to use such Intellectual Property or such an infringement or action, suit, proceeding or claim would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect.

(ee)

The Corporation and its subsidiaries (i) have timely filed all required federal, provincial, state, local and foreign income and other tax returns, other than those which would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, and (ii) have paid all material taxes due and payable by them and any tax or similar assessment, fine or penalty levied against any of them, except assessments against which appeals have been or will be promptly taken in good faith as to which reserves have been provided in accordance with IFRS.

(ff)

The Corporation is a reporting issuer in each of the provinces of Canada and is not noted in default on the list of reporting issuers maintained by the Securities Commissions; the Corporation is subject to and has been subject to the requirements of Section 12 or 15(d) of the U.S. Exchange Act and has filed all the material required to be filed pursuant to Sections 13 or 15(d) of the U.S. Exchange Act for the last 12 calendar months; no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential).

(gg)

The issued and outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange and the Offered Shares will be conditionally approved for listing and posting for trading on the Toronto Stock Exchange and the New York Stock Exchange by no later than the Closing Date.

(hh)

The Corporation is not, and after giving effect to the Offering and the application of the proceeds thereof as described in the U.S. Final Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(ii)

No Securities Commission or similar regulatory authority or the Toronto Stock Exchange or the New York Stock Exchange or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in material default of any requirement of Canadian Securities Laws or of the U.S. Exchange Act, the U.S. Securities Act or the regulations thereunder.

(jj)

Other than as provided for in this Agreement, the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, underwriter’s or agent’s commission or other similar forms of compensation with respect to the Offering.

(kk)

Odyssey Trust Company has been duly appointed as transfer agent and registrar for the Common Shares in Canada and Odyssey Transfer and Trust Company has been duly appointed as transfer agent and registrar for the Common Shares in the United States.

(ll)	The Acquisition is not a “significant acquisition” to the Corporation, on a consolidated basis, within the meaning of Canadian Securities Laws.

(mm)	The Corporation has provided to the Underwriters a true and complete copy of the Acquisition Agreement, including all schedules and exhibits thereto.

7.2	The Corporation covenants and agrees with and in favour of the Underwriters that the proceeds received by the Corporation from the Underwriters from the sale of the Offered

Shares will be used for the purposes to be described in the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus.

7.3

Except as contemplated by this Agreement, during the period commencing on the Execution Time and ending on the date which is 90 days from the closing of the distribution of the Offered Shares contemplated hereunder, the Corporation will not, without the prior written consent of the Joint Bookrunners, after consultation with the Underwriters, which consent shall not be unreasonably withheld, directly or indirectly, offer, sell or issue for sale or resale, as the case may be, or publicly announce the issue or sale or intended issue or sale of, any Common Shares or financial instruments or securities convertible or exchangeable into Common Shares or publicly announce its intention to do so or file a prospectus or registration statement with a Securities Commission or the SEC in respect thereof, except pursuant to the Corporation’s stock option plan, share unit plan and shareholder rights plan.

7.4

Unless the Corporation and the Joint Bookrunners otherwise agree in writing, neither the Corporation nor any Underwriter has made and none of them will make any offer relating to the Offered Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule B hereto. Any such Free Writing Prospectus consented to by the Joint Bookrunners or the Corporation is hereinafter referred to as a “Permitted Free Writing Prospectus”. The Corporation agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, and (ii) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

ARTICLE 8

CLOSING

8.1

The closing shall take place at the Closing Time by virtual exchange of documents or at the offices of the Corporation in Calgary, Alberta, or at such other time and place as may be agreed upon in writing by the Corporation and the Joint Bookrunners.

8.2

The closing of the purchase and sale of any Option Shares shall be completed at the Closing Time on such date (the “Option Closing Date”), which may be the same as the Closing Date but shall in no event be earlier than the Closing Date, nor less than three nor more than five business days after the giving of the notice hereinafter referred to (provided that if the Option Closing Date is the same as the Closing Date, such notice may be given not less than two business days prior to the Option Closing Date), as shall be specified in a written notice from the Joint Bookrunners, on behalf of the Underwriters, to the Corporation of the Underwriters’ determination to purchase that number of Option Shares specified in such notice. The closing of the purchase and sale of any Option Shares shall be completed by virtual exchange of documents or at the offices of the Corporation in Calgary, Alberta or at such other time and place as may be agreed upon in writing by the

Corporation and the Joint Bookrunners. If the Over-Allotment Option is exercised, all of the provisions of this Agreement relating to the purchase by the Underwriters of the Firm Shares shall apply mutatis mutandis in relation to the purchase by the Underwriters of any Option Shares at the Closing Time on the Option Closing Date.

8.3

At the Closing Time, the Corporation shall deliver to CDS Clearing and Depository Services Inc. (“CDS”), on behalf of the Underwriters, in electronic or certificated form, the Offered Shares registered in the name of “CDS & Co.” or in such other name or names as the Joint Bookrunners may notify the Corporation not less than one business day before the Closing Date. The Joint Bookrunners, on behalf of the Underwriters, shall furnish to CDS not less than one business day before the Closing Date, a breakdown of the number of Offered Shares to be allocated in the book-based system of CDS to the Underwriters and other brokers or dealers which are participants of CDS and act on behalf of beneficial owners, together with the financial institution numbers of each person to whom Offered Shares are to be allocated in the book-based system. The delivery of the Offered Shares, in electronic or certificated form, to CDS shall be made against payment by the Underwriters to the Corporation at the Closing Time of the aggregate purchase price for the Offered Shares purchased by the Underwriters, less the Underwriting Fee, by wire transfer in immediately available funds as directed by the Corporation.

ARTICLE 9

CONDITIONS PRECEDENT

9.1

The following are conditions precedent to the obligations of the Underwriters to close the transactions contemplated by this Agreement, which conditions the Corporation covenants to exercise all reasonable commercial efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters at any time. If any of the conditions are not met, each of the Underwriters may terminate its obligations under this Agreement without prejudice to any other remedies it may have. At the Closing Time:

(a)

the Underwriters shall have received certificates of the Corporation, dated the Closing Date, signed on behalf of the Corporation by its President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer or such other senior officers satisfactory to the Underwriters, certifying that:

(i)

the Corporation has, in all material respects, complied with and satisfied all covenants, terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)

the representations and warranties of the Corporation contained herein are true and correct in all material respects (except in the case of such representations and warranties that are qualified by a “material adverse effect” or other concepts of materiality, in which case such representations and warranties shall be true and correct in all respects as so qualified) as of the Closing Time with the same force and effect as if made at and as of the

Closing Time, except for such representations and warranties which are made as of a specific date other than the Closing Date;

(iii)

no event of a nature referred to in Section 10.1(a), (b), (c) or (d)(i) hereof has occurred since the date of this Agreement or to the knowledge of such officers is pending, contemplated or threatened; and

(iv)

there has been no adverse material change, financial or otherwise, as at the Closing Date, in the business, earnings, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries (taken as a whole) from that disclosed in the Prospectus Supplement or any Prospectus Amendment and in the Disclosure Package and the U.S. Final Prospectus,

and the Underwriters shall have no knowledge to the contrary;

(b)

the Corporation shall have furnished to the Underwriters evidence that the Offered Shares have been conditionally approved for listing and trading on the Toronto Stock Exchange and the New York Stock Exchange on the Closing Date;

(c)

the Underwriters shall have received a legal opinion, dated the Closing Date, from Québec counsel to the Corporation as to compliance with the laws of Québec relating to the use of the French language in connection with the offering, issuance and sale of the Offered Shares, which opinion shall be in form and substance satisfactory to the Underwriters’ counsel, acting reasonably;

(d)

the Underwriters shall have received a comfort letter of the Corporation’s auditors addressed to the Underwriters and dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing the information contained in the comfort letter of such auditors referred to in Section 3.1(g) hereof forward to the Closing Time, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the Closing Date;

(e)

the Underwriters shall have received a certificate signed by the Chief Financial Officer of the Corporation addressed to the Underwriters and dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, confirming the continued accuracy of the certificate to be delivered to the Underwriters pursuant to Section 3.1(h), with such changes as may be necessary to bring the information in such letter forward the Closing Date, provided such changes are acceptable to the Underwriters, acting reasonably;

(f)

the Underwriters shall have received: (i) an opinion and 10b-5 negative assurance letter dated the Closing Date from Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Corporation, to the effect set forth in Schedule C hereto, (ii) an opinion dated the Closing Date from Blake, Cassels & Graydon LLP, Canadian counsel for the Corporation, to the effect set forth in Schedule D hereto, (iii) an opinion and 10b-5 negative assurance letter dated the Closing Date from Latham & Watkins LLP, U.S. counsel for the Underwriters, with respect to the issuance and sale of the Offered Shares in the United States, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Underwriters may reasonably require, and (iv) an opinion dated the Closing Date from Osler, Hoskin & Harcourt LLP, Canadian counsel for the Underwriters with respect to the issuance and sale of the Offered Shares in Canada, the Base Prospectus and the Prospectus Supplement and other related matters as the Underwriters may reasonably require, it being understood that counsel for the Underwriters may rely on the opinions of counsel for the Corporation and that counsel for the Underwriters and counsel for the Corporation may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations;

(g)

the Underwriters shall have received written confirmation from the Corporation’s registrar and transfer agent of the number of Common Shares issued and outstanding as of the day immediately prior to the Closing Date;

(h)

if the Registration Statement has been filed with FINRA for review, FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms or other arrangements or transactions, contemplated hereby which remain unresolved; and

(i)	prior to the Closing Time, the Corporation shall have furnished to the Joint Bookrunners such further information, certificates and documents as the Joint Bookrunners may reasonably request.

ARTICLE 10

TERMINATION

10.1

In addition to any other remedies which may be available to the Underwriters, the Underwriters (collectively, or any one of them individually) shall be entitled, at their option, to terminate and cancel their obligations under this Agreement, without any liability on their part, if prior to the Closing Time:

(a)

any order to cease or suspend trading in any securities of the Corporation or any of its subsidiaries, or prohibiting or restricting the distribution of the Offered Shares is made, or any stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus relating to the Offered Shares has been issued, or proceedings are announced or commenced or, to the Corporation’s knowledge, threatened for the making of any such order, by any Securities Commission, the SEC or similar regulatory authority, any stock exchange or by any other competent authority, unless such order has been rescinded, revoked or withdrawn or such proceedings have been discontinued or will not be proceeded with;

(b)

any inquiry, action, suit, investigation (whether formal or informal), order or other proceeding in relation to the Corporation or any of its subsidiaries is announced or commenced or, to the knowledge of the Corporation, threatened or any order or ruling is issued by any Securities Commission, any stock exchange or by any other competent authority, or there is any change of law or the interpretation, pronouncement or administration thereof by any such authority, if, in the opinion of the Underwriters (or any one of them) acting reasonably, the announcement, commencement or issuance thereof, or change, as the case may be, materially adversely affects the trading, or distribution of the Offered Shares;

(c)	the Corporation shall be in material breach of, default under or non-compliance with any representation, warranty, covenant, term or condition of this Agreement;

(d)

(i) there shall occur any change as is contemplated in Section 6.1(a) hereof (other than a change related solely to the Underwriters), or (ii) as a result of investigations after the date hereof, the Underwriters (or any one of them) determine that there exists any fact or circumstance which existed prior to the date hereof and had not been disclosed prior to the date hereof, in either case, which in their sole opinion, acting reasonably, would be expected to have a material adverse effect on the market price or value of the Offered Shares; or

(e)

there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence or any law or regulation which, in the opinion of the Underwriters (or any one of them) acting reasonably: (i) materially adversely affects, or involves, or would reasonably be expected to materially adversely affect, or involve, the financial markets in Canada or the United States generally or the business, operations or affairs of the Corporation and its subsidiaries (taken as a whole); or (ii) is expected to prevent, suspend or materially restrict the trading in the Offered Shares as contemplated by the Base Prospectus, the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus.

Any such termination shall be effected by an Underwriter or the Underwriters giving written notice to the Corporation at any time prior to the Closing Time. In the event of a termination by the Underwriters pursuant to this Section 10.1, there shall be no further liability on the part of the Underwriters or of the Corporation to the Underwriters except in respect of the payment of such of the expenses referred to in Article 13 hereof payable by the Corporation as shall previously have been incurred and any liability of the Corporation to the Underwriters which may have arisen or may thereafter arise under Article 12 hereof.

ARTICLE 11

CONDITIONS

11.1

All terms and conditions of this Agreement shall be construed as conditions and any material breach or failure to comply in all material respects with any such terms or conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Offered Shares by notice in writing to that effect given to the Corporation at or prior to the Closing Time. The Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

ARTICLE 12

INDEMNIFICATION AND CONTRIBUTION

12.1

The Corporation shall indemnify and hold harmless each of the Underwriters, each of their affiliates, and each of their respective directors, officers, shareholders, agents, partners and employees and each person who controls any Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Offered Shares), costs, damages and expenses (including, without limitation, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such liability, claim, demand, or loss) in any way caused by or arising directly or indirectly from or in consequence of:

(a)

any information or statement (except any information or statement relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for inclusion therein) in the Base Prospectus, the Canadian Preliminary Prospectus Supplement, the U.S. Preliminary Prospectus Supplement, the Prospectus Supplement, the U.S. Final Prospectus, any Prospectus Amendment or in any other document incorporated therein by reference being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for inclusion therein) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b)

any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the U.S. Preliminary Prospectus Supplement, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for inclusion therein) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)

any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced, threatened or announced by any court, securities regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for inclusion therein) in the Public Record, preventing or restricting the trading in or the distribution of the Offered Shares or any of them in any of the Provinces or in the United States;

(d)

the Corporation not complying, or the allegation of the Corporation not complying, with any requirement of applicable Canadian Securities Laws or U.S. securities laws in connection with the transactions contemplated herein; or

(e)

any breach of or default by the Corporation of any representation, warranty, covenant or obligation to be complied with under this Agreement or any other document to be delivered in connection with this Agreement.

Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless each of the Corporation and its directors, officers, employees and agents and each person who controls the Corporation within the meaning of Section 15 of the U.S. Securities Act and Section 20 of the U.S. Exchange Act, from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) caused by any untrue statement or alleged untrue statement of a material fact relating solely to the Underwriters that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for inclusion therein contained in the Canadian Preliminary Prospectus Supplement, the U.S. Preliminary Prospectus Supplement, the Prospectus Supplement, the U.S. Final Prospectus, or any Issuer Free Writing Prospectus (including any amendment or supplement if the Corporation shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading made in relation to facts or information relating solely to the Underwriters that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for inclusion therein.

The Corporation acknowledges that the statements set forth under the heading “Plan of Distribution (Conflicts of Interest)” in the ninth paragraph thereof in the Prospectus Supplement and the U.S. Final Prospectus constitute the only information and statements relating solely to the Underwriters that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for inclusion therein.

12.2

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 12.1 hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Corporation shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a)	in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the distribution of the Offered Shares; or

(b)

if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the matters or things referred to in Section 12.1 hereof which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations, provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. The relative benefits received by the Corporation on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total net proceeds from the distribution of the Offered Shares received by the Corporation is to the Underwriting Fee received by the Underwriters. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in Section 12.1 hereof which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Corporation (including indirectly as aforesaid) or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 12.1 hereof. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 12.2 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this Section 12.2. Notwithstanding the provisions of this Section 12.2, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

12.3

If any matter or thing contemplated by this Article 12 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Corporation and the Underwriters of the nature of such claim (provided that any failure to so notify the Corporation promptly shall relieve the Corporation of liability under this Article 12 only to the extent that such failure prejudices the Corporation’s ability to defend such claim), and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Corporation or any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of the Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within 14 days after any notice to the Corporation of such claim, or (ii) the employment of such counsel has been authorized in writing by the Corporation, or (iii) the named parties to any such suit or proceeding include the Indemnified Party as well as the Corporation and the Indemnified Party shall have received a written opinion from counsel acceptable to the Corporation (acting reasonably) that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation (in which case, if such Indemnified Party notifies the Corporation in writing that it elects to employ separate counsel at the expense of the Corporation, the Corporation shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties (other than local counsel). The Corporation shall not be liable for any settlement of any action or suit effected without its written consent. It is the intention of the Corporation to constitute each of the Underwriters as trustees, for the Underwriters’ directors, officers, shareholders, agents and employees, and each person who controls any Underwriter of the covenants of the Corporation under Sections 12.1 and 12.2 hereof with respect to the Underwriters’ directors, officers, shareholders, agents and employees, and each person who controls any Underwriter, and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Corporation agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Corporation by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Party or other representative of any of the Underwriters shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Corporation by one or more of the Underwriters, the Corporation agrees to pay the Underwriter the reasonable costs (including an amount to reimburse the Underwriter for the time spent by the personnel in connection therewith on a per diem basis and out-of-pocket expenses) in connection therewith.

12.4

Provided that it has not terminated and cancelled its obligations to the Corporation in accordance with Article 14, Loop Capital agrees that if any claims are made against an Indemnified Party (and such claims did not include Loop Capital on the basis that it did not sign the underwriters’ certificate to the Prospectus Supplement and such claims would have included Loop Capital if it had signed such certificate) under Section 203 of the Securities Act (Alberta) or the equivalent provisions of the Canadian Securities Laws in other Provinces based upon a misrepresentation or alleged misrepresentation in the Prospectus Supplement, and such Indemnified Party is determined by a court of competent jurisdiction or other governmental authority in a final judgment or decision from which no appeal can be made to be liable pursuant to such laws in respect of such claims and such Indemnified Party does pay such claims (the “Liability Amount”), then Loop Capital shall indemnify such Indemnified Party from and against the Liability Amount for its pro rata share of such Liability Amount, on the basis of and assuming that it had signed the underwriters’ certificate to the Prospectus Supplement, but only to the extent of its underwriting obligation under Article 14. Loop Capital shall further indemnify such Indemnified Party, without regard to the final outcome of any such claims, for its pro rata share of any legal and other expenses reasonably incurred and paid by such Indemnified Party in connection with the investigation or defence of any such claims (the “Indemnified Expenses”). For the purposes of determining the aggregate amount that Loop Capital is obligated to indemnify all other Indemnified Parties, “pro rata” will be based on the percentage of Firm Shares set forth opposite its name in Article 14 as compared to the total number of Firm Shares. For the avoidance of doubt, the maximum aggregate amount which Loop Capital is required to indemnify the other Indemnified Parties under this Section 12.4 shall be the lesser of (i) 2.0% of the total of the Liability Amount and Indemnified Expenses, and (ii) the total public offering price of the Offered Shares, Loop Capital is required to place or purchase under Article 14. The amount payable by Loop Capital to the Indemnified Parties pursuant to this Section 12.4 shall be reduced to the extent that Loop Capital is required to pay damages directly to plaintiffs under Canadian Securities Laws in connection with the claim or claims that are the subject matter of the indemnification being sought. Further, Loop Capital will only be required to make payment to an Indemnified Party pursuant to this Section 12.4 if (i) such Indemnified Party has used reasonable commercial efforts to be reimbursed for the Liability Amount and Indemnified Expenses pursuant to this Section 12.4 but has not been fully reimbursed and (ii) it has not been determined (either by a court of competent jurisdiction in a final judgment from which no appeal can be made or by acknowledgement of the Indemnified Party) that the claim resulting in the Liability Amount and Indemnified Expenses was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or wilful misconduct of such Indemnified Party and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines, or the Indemnified Party acknowledges, that such claim to which such Indemnified Party is subject was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or wilful misconduct of such Indemnified Party then such Indemnified Party shall promptly reimburse to Loop Capital any Indemnified Expenses. If any claim is asserted against any Indemnified Party that is or may be subject to indemnification under this Section 12.4, the Indemnified Party will notify Loop Capital in writing as soon as possible of the particulars of such claim (but the omission so to notify Loop Capital of any potential claim shall not relieve it from any liability which it may have to any Indemnified Party and any omission so to notify Loop Capital of any actual claim shall affect its liability only to the extent that Loop Capital is actually and materially prejudiced by that failure). With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters other than Loop Capital shall obtain and hold the rights and benefits of this Section 12.4 in trust for and on behalf of such Indemnified Party.

12.5	The rights provided in this Article 12 shall be in addition to and not in derogation of any other right which the Underwriters may have by statute or otherwise at law.

ARTICLE 13

EXPENSES

13.1

If the transactions herein contemplated are completed, all expenses of or incidental to the issue and offering of the Offered Shares shall be borne by the Corporation, including, without limitation, expenses payable in connection with the qualification of the Offered Shares for distribution in the Provinces and in the United States; the preparation, printing, issuance and delivery of certificates for the Offered Shares, including any stamp or transfer taxes in connection with the original issuance and sale of the Offered Shares; if applicable, any registration or qualification of the Offered Shares for offer and sale under the securities or blue sky laws of the several states (including filing fees relating to such registration and qualification); any filings required to be made with FINRA (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); stock exchange fees; the travel, transportation and other expenses in connection with presentations to prospective purchasers of the Offered Shares; all other costs and expenses of the Corporation and its representatives incidental to the performance by the Corporation of its obligations hereunder; the fees and expenses of counsel and auditors for the Corporation; listing fees; and all costs incurred in connection with the preparation, translation, printing, filing and delivery of the Base Prospectus, the Prospectus Supplement, the Registration Statement, the U.S. Final Prospectus, any marketing materials, any Issuer Free Writing Prospectus and any amendment or supplement to any of them, excepting Underwriters’ out-of-pocket expenses and the fees and expenses of counsel for the Underwriters. The Underwriters’ reasonable out-of-pocket expenses and fees and expenses of counsel for the Underwriters shall be paid by the Underwriters except that the Underwriters will be reimbursed by the Corporation for all of the reasonable fees and expenses incurred by the Underwriters (including the reasonable fees and expenses of their counsel) if the sale of the Firm Shares as contemplated herein is not completed other than by reason of default by any of the Underwriters.

ARTICLE 14

SEVERAL OBLIGATIONS

14.1

The Underwriters’ obligations to purchase the Firm Shares or the Option Shares, as applicable, at the Closing Time shall be several and not joint and the Underwriters’ respective obligations in this respect shall be in the following percentages of the aggregate principal amount of Firm Shares or the Option Shares, as applicable, to be purchased at that time:

CIBC World Markets Inc.	23.96%
RBC Dominion Securities Inc.	21.88%
Scotia Capital Inc.	10.42%
BMO Nesbitt Burns Inc.	9.38%
National Bank Financial Inc.	9.38%
TD Securities Inc.	9.38%

ATB Capital Markets Corp.	3.12%
Desjardins Securities Inc.	3.12%
J.P. Morgan Securities Canada Inc.	2.08%
Loop Capital Markets LLC	2.08%
Merrill Lynch Canada Inc.	2.08%
Mizuho Securities Canada Inc.	2.08%
Peters & Co. Limited	1.04%

100.00%

For the avoidance of doubt, Loop Capital will only distribute the Offered Shares outside of Canada.

Subject to Section 14.2, no Underwriter shall be obligated to take up and pay for any of the Firm Shares or the Option Shares, as applicable, to be purchased by it unless the other Underwriters simultaneously take up and pay for the percentage of Firm Shares or the Option Shares, as applicable, set out opposite their name above.

14.2

If one or more of the Underwriters fails to purchase its or their applicable percentage of the Firm Shares or the Option Shares, as applicable, at the Closing Time, and if the aggregate number of Firm Shares or the Option Shares, as applicable, not purchased is:

(a)

less than or equal to 10.0% of the aggregate number of Firm Shares or the Option Shares, as applicable, agreed to be purchased by the Underwriters pursuant to this Agreement, then each of the other Underwriters shall be obligated to purchase severally the Firm Shares or the Option Shares, as applicable, not taken up, on a pro rata basis or as they may otherwise agree as between themselves; and

(b)

greater than 10.0% of the aggregate number of Firm Shares or the Option Shares, as applicable, agreed to be purchased by the Underwriters pursuant to this Agreement, then the remaining Underwriters shall not be obligated to purchase such Firm Shares or the Option Shares, as applicable, however, the remaining Underwriters shall have the right, exercisable at their option, to purchase on a pro rata basis (or on such other basis as may be agreed to by the remaining Underwriters) all, but not less than all, of the Firm Shares or the Option Shares, as applicable, which would otherwise have been purchased by the defaulting Underwriter or Underwriters, and the remaining Underwriters shall also have the right, by notice in writing to the Corporation, to postpone the Closing Time for a period not exceeding two business days.

In the event that the right to purchase under Section 14.2(b) above is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time.

Nothing in this Article 14 shall obligate the Corporation to sell to any or all of the Underwriters less than all of the Firm Shares or the Option Shares, as applicable, or shall relieve any of the Underwriters in default hereunder from liability to the Corporation or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Corporation of its obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Article 12 or Article 13 hereof.

ARTICLE 15

JOINT BOOKRUNNERS

15.1

All steps which must or may be taken by the Underwriters in connection with this Agreement, but with the exception of the steps contemplated by Article 10, Article 11, Article 12, and Article 14 hereof, may be taken by the Joint Bookrunners on the Underwriters’ behalf, and this Agreement is the Corporation’s authority for dealing solely with, and accepting notification from, the Joint Bookrunners with respect to any such steps on their behalf. Other than as set forth in this Section 15.1 no action by any Underwriter shall be binding on any other Underwriter.

ARTICLE 16

NOTICES

16.1	Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	in the case of the Corporation:

TransAlta Corporation

Suite 1400, 1100 1 St SE

Calgary, Alberta T2G 1B1

Attention: Mike Politeski, Executive Vice President & Chief Financial Officer

Email:   [Redacted]

With a copy to:

Blake, Cassels & Graydon LLP

855 2nd St. SW, Suite 3500

Calgary, Alberta T2P 4J8

Attention: Jeff Bakker & Michael Barrett

Email:   [Redacted]

(b)	in the case of the Underwriters, c/o the Joint Bookrunners:

In the case of CIBC World Markets Inc.:

CIBC World Markets Inc.

855 – 2nd Street S.W., 9th Floor

Calgary, Alberta T2P 4J7

Attention: Emma Loewen, Managing Director

Email:   [Redacted]

In the case of RBC Dominion Securities Inc.:

RBC Dominion Securities Inc.

200 Bay Street, RBC Plaza

Toronto, Ontario M5J 2W7

Attention: Robert Nicholson, Managing Director

Email:   [Redacted]

In each case, with a copy to:

Osler, Hoskin & Harcourt LLP

Suite 2700, Brookfield Place

225 – 6th Ave SW

Calgary, Alberta T2P 1N2

Attention: Dan Shea & Jessica Myers

Email:  [Redacted]

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee shall be given by email, and shall be deemed to be given at the time emailed or delivered, if emailed or delivered to the recipient on a business day (in the city in which the addressee is located) and before 5:00 p.m. (local time in the city in which the addressee is located) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following business day (in the city in which the addressee is located). Any party hereto may change its address for notice by notice to the other parties hereto given in the manner herein provided.

16.2 (a)

By the execution and delivery of this Agreement, the Corporation (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed TransAlta Holdings U.S. Inc., Centralia Washington (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Offered Shares or, that may be instituted in any federal or state court in the State of New York (a “New York Court”), or brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Corporation shall be deemed in every respect effective service of process upon the Corporation in any such suit or proceeding. The Corporation further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Offered Shares shall be outstanding.

(b)

The Corporation irrevocably (i) agrees that any legal suit, action or proceeding against the Corporation brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding, and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 16.2 shall survive any termination of this Agreement, in whole or in part.

ARTICLE 17

MISCELLANEOUS

17.1	Unless otherwise indicated all references herein to currency shall be to the lawful money of Canada.

17.2

The representations, warranties and covenants (which for clarity shall include the indemnification and contribution provisions herein) contained in this Agreement shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Offered Shares.

17.3	Time shall be of the essence of this Agreement.

17.4

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original but which together shall constitute one and the same agreement. A signed counterpart of this Agreement provided by way of facsimile transmission or electronic delivery shall be as binding upon the parties as an originally signed counterpart.

17.5

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

17.6

The Corporation acknowledges and agrees that (i) the purchase and sale of the Offered Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and the Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Corporation, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Corporation with respect to the Offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) or any other obligation to the Corporation except the obligations expressly set forth in this Agreement, and (iv) the Corporation has consulted its own legal and financial advisors to the extent it deemed appropriate. The Corporation agrees that it will not claim that any Underwriter has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

17.7

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

17.8	The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and the Corporation with respect to the subject matter hereof.

17.9

Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purposes of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

17.10

(a)

In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)

In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For the purposes of this Section 17.10:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder, and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

[Signature pages follow]

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to the Joint Bookrunners. Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Corporation of the Offered Shares on the terms set out herein. Delivery of a signed counterpart hereof by means of facsimile or electronic mail shall be as effective as delivery of an originally signed counterpart.

CIBC WORLD MARKETS INC.		RBC DOMINION SECURITIES INC.

By:	(signed) “Emma Loewen”	By:	(signed) “Robert Nicholson”
	Name: Emma Loewen		Name: Robert Nicholson
	Title: Managing Director		Title: Managing Director

SCOTIA CAPITAL INC.		BMO NESBITT BURNS INC.

By:	(signed) “Jared Steinfeld”	By:	(signed) “Tim Lisevich”
	Name: Jared Steinfeld		Name: Tim Lisevich
	Title: Managing Director		Title: Managing Director

NATIONAL BANK FINANCIAL INC.		TD SECURITIES INC.

By:	(signed) “Brendan Costigan”	By:	(signed) “John Kroeker”
	Name: Brendan Costigan		Name: John Kroeker
	Title: Managing Director		Title: Managing Director

ATB CAPITAL MARKETS CORP.		DESJARDINS SECURITIES INC.

By:	(signed) “Robyn Hemminger”	By:	(signed) “Alan Fidler”
	Name: Robyn Hemminger		Name: Alan Fidler
	Title: Managing Director		Title: Director

J.P. MORGAN SECURITIES CANADA INC.		LOOP CAPITAL MARKETS LLC

By:	(signed) “Sam Johnson”	By:	(signed) “Michael Jackson”
	Name: Sam Johnson		Name: Michael Jackson
	Title: Managing Director		Title: Managing Director

MERRILL LYNCH CANADA INC.		MIZUHO SECURITIES CANADA INC.

By:	(signed) “Jamie Hancock”	By:	(signed) “James Watts”
	Name: Jamie Hancock		Name: James Watts
	Title: Managing Director		Title: Managing Director

PETERS & CO. LIMITED

By:	(signed) “Cameron Plewes”
Name: Cameron Plewes
Title: President

Signature Page to Underwriting Agreement

Accepted and agreed to as of June 4, 2026.

TRANSALTA CORPORATION

By:	(signed) “Mike Politeski”
Name: Mike Politeski
Title: Executive Vice President & Chief Financial Officer

Signature Page to Underwriting Agreement

SCHEDULE A

Marketing Materials

(see attached)

JUNE 3, 2026

TRANSALTA CORPORATION

BOUGHT DEAL TREASURY OFFERING OF COMMON SHARES

TERM SHEET

A BASE SHELF PROSPECTUS DATED DECEMBER 9, 2025 CONTAINING IMPORTANT INFORMATION RELATING TO THE SECURITIES DESCRIBED IN THIS DOCUMENT HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA. A PRELIMINARY SHELF PROSPECTUS SUPPLEMENT HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA. COPIES OF THE BASE SHELF PROSPECTUS, ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT AND ANY AMENDMENT TO SUCH DOCUMENTS MAY BE ACCESSED THROUGH SEDAR+ AT WWW.SEDARPLUS.CA.

THE COMPANY HAS FILED A REGISTRATION STATEMENT ON FORM F-10 (INCLUDING A PROSPECTUS), AND A PRELIMINARY PROSPECTUS SUPPLEMENT, WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE PRELIMINARY PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY OBTAIN COPIES OF THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE APPLICABLE OFFERING DOCUMENTS IF YOU REQUEST THEM IN CANADA FROM: CIBC CAPITAL MARKETS, 161 BAY STREET, 5TH FLOOR, TORONTO, ON M5J 2S8 OR BY TELEPHONE AT 1-416-956-6378 OR BY EMAIL AT MAILBOX.CANADIANPROSPECTUS@CIBC.COM OR FROM RBC DOMINION SECURITIES INC., ATTENTION: DISTRIBUTION CENTRE, 180 WELLINGTON STREET WEST, 8TH FLOOR, TORONTO, ON M5J 0C2 OR BY EMAIL AT DISTRIBUTION.RBCDS@RBCCM.COM OR IN THE UNITED STATES FROM: CIBC CAPITAL MARKETS, 161 BAY STREET, 5TH FLOOR, TORONTO, ON M5J 2S8 BY TELEPHONE AT 1-416-956-6378 OR BY EMAIL AT MAILBOX.USPROSPECTUS@CIBC.COM OR FROM RBC CAPITAL MARKETS, LLC, 200 VESEY STREET, 8TH FLOOR, NEW YORK, NY 10281-8098, ATTENTION: EQUITY SYNDICATE, PHONE: 877-822-4089, EMAIL: EQUITYPROSPECTUS@RBCCM.COM.

THIS DOCUMENT DOES NOT PROVIDE FULL DISCLOSURE OF ALL MATERIAL FACTS RELATING TO THE SECURITIES OFFERED. INVESTORS SHOULD READ THE BASE SHELF PROSPECTUS, ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT AND ANY AMENDMENT TO SUCH DOCUMENTS THE COMPANY HAS FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA AND THE SEC FOR DISCLOSURE OF THOSE FACTS, ESPECIALLY RISK FACTORS RELATING TO THE SECURITIES OFFERED, BEFORE MAKING AN INVESTMENT DECISION.

THE INFORMATION IN THIS COMMUNICATION SUPERSEDES THE INFORMATION IN THE PRELIMINARY PROSPECTUS SUPPLEMENT TO THE EXTENT IT UPDATES SUCH INFORMATION.

ISSUER:	TransAlta Corporation (“TransAlta” or the “Company”)

OFFERING:	Treasury offering (the “Offering”) of 18,230,000 common shares of the Company (“Common Shares”), prior to any exercise of the Over-Allotment Option (as defined below).

OFFERING AMOUNT:	C$350,016,000 (C$402,518,400 if the Over-Allotment Option is exercised in full).

OFFERING PRICE:	C$19.20 per Common Share (the “Offering Price”).

OVER-ALLOTMENT OPTION:	The Company has granted the underwriters an option (the “Over-Allotment Option”), exercisable, in whole or in part, at any time and from time to time up to 30 days following the closing of the Offering, to purchase at the Offering Price up to an additional 2,734,500 Common Shares.

ACQUISITION:	The Company has entered into a definitive agreement to acquire two new natural gas fired peaking facilities in Colorado totaling 318 MW from a portfolio company of Blackstone, Inc. for a purchase price of approximately US$1.0 billion, inclusive of the assumption of US$750 million of senior secured project level debt and US$250 million of cash, subject to certain adjustments (the “Acquisition”).

USE OF PROCEEDS:	The Company intends to use the net proceeds of the Offering to fund the cash portion of the purchase price of the Acquisition. Pending such use, the net proceeds from the Offering may temporarily be used to reduce indebtedness or invested in short term liquid investments.

DIVIDENDS:	The declaration and payment of dividends are at the discretion of the board of directors of the Company. Historically, the Company has paid dividends on the Common Shares on a quarterly basis on the first day of January, April, July and October of each year. The first dividend which purchasers of Common Shares under the Offering may be eligible to receive is expected to be payable on October 1, 2026, to shareholders of record at the close of business on September 1, 2026. For greater certainty, purchasers of Common Shares under the Offering will not be eligible to receive the dividend payable on July 1, 2026 to shareholders of record at the close of business on June 1, 2026.

LISTING:	The issued and outstanding Common Shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbols “TA” and “TAC”, respectively.

FORM OF OFFERING:	Public offering, eligible for sale in (a) all provinces of Canada pursuant to a prospectus supplement to the Company’s Canadian base shelf prospectus dated December 9, 2025 and (b) in the United States pursuant to a prospectus supplement to the Company’s U.S. base shelf prospectus dated December 9, 2025 included in its registration statement on Form F-10 (File No. 333-292019) pursuant to the Multi-Jurisdictional Disclosure System, and (c) internationally, in certain jurisdictions by way of private placement, as permitted.

FORM OF UNDERWRITING:	“Bought deal” subject to a mutually acceptable underwriting agreement containing customary bought deal termination provisions, including “disaster out”, “regulatory out” and “material adverse change out” clauses running to the Closing Date, and other customary terms.

ELIGIBILITY:	Eligible for RRSPs, RESPs, RRIFs, RDSPs, TFSAs, DPSPs and FHSAs.

JOINT BOOKRUNNERS:	CIBC Capital Markets and RBC Capital Markets

UNDERWRITING FEE:	4.0% of the gross proceeds of the Offering.

CLOSING DATE:	On or about June 9, 2026 (the “Closing Date”).

Colorado Gas Portfolio Acquisition

transalta™

Mountain Peak Power, Colorado

June 3, 2026

Colorado Gas Portfolio Acquisition June 3, 2026 Mountain Peak Power, Colorado 2

Advisories A base shelf prospectus of TransAlta Corporation (the "Company" or "TransAlta") dated December 9, 2025 containing important information relating to the securities described in this presentation has been filed with the securities regulatory authorities in each of the provinces of Canada. A preliminary shelf prospectus supplement has been filed with the securities regulatory authorities in each of the provinces of Canada. Copies of the base shelf prospectus, any applicable shelf prospectus supplement and any amendment to such documents may be accessed through SEDAR+ at www.sedarplus.ca. This presentation does not provide full disclosure of all material facts relating to the securities offered. Investors should read the base shelf prospectus, any applicable shelf prospectus supplement and any amendment to such documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. The Company has filed a registration statement (including a prospectus), and a preliminary prospectus supplement, with the Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain copies of these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the applicable offering documents if you request them in Canada from: CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, on M5J 2S8 or by telephone at 1-416-956-6378 or by email at mailbox.canadianprospectus@cibc.com or from RBC Dominion Securities Inc., Attention: Distribution Centre, 180 Wellington Street West, 8th Floor, Toronto, on M5J 0C2 or by email at distribution.rbcds@rbccm.com or from Morgan Stanley Canada Limited, 181 Bay Street, 37th Floor, Toronto, Ontario, M5J 2T3 or by telephone at 416-943-8400 or by email at ecm_canada@morganstanley.com or in the United States from: CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, on M5J 2S8 by telephone at 1-416-956-6378 or by email at mailbox.usprospectus@cibc.com or from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, phone: 877-822-4089, email: equityprospectus@rbccm.com or Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by email at prospectus@morganstanley.com. The Company is not making any offer or invitation of any kind by communication of this document to the recipient and under no circumstances is it to be construed as a prospectus or an advertisement. All amounts referenced in this presentation are in Canadian currency unless otherwise specified. Forward-Looking Statements and Future-Oriented Financial Information This presentation includes "forward-looking information," within the meaning of applicable Canadian securities laws, and "forward-looking statements," within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "believe", "expect", "estimate", "anticipate", "in tend", " plan", "forecast", “potential”, “future”, “outlook”, “strategy”, "continue" or other similar words or expressions suggesting future events or future performance. In particular, this presentation contains forward-looking statements pertaining to, without limitation, the following: the acquisition described in this presentation (the "Acquisition"), including the expected closing date; the anticipated effects and benefits of the Acquisition, including the anticipated synergies and effects on TransAlta’s financial and operational outlook, including expectations regarding Adjusted EBITDA, Free Cash Flow, Free Cash Flow per share, Free Cash Flow Yield and Adjusted EBITDA Percentage Increase; the equity financing described in this presentation (the "Offering"); expectations regarding the performance of the acquired assets, including expected capacity, commercial in-service dates, contract terms, availability incentive payments and operational synergies; expectations regarding construction and supply chain risks; expectations about current and future industry activities, development opportunities and market conditions; TransAlta’s corporate strategy, development projects, acquisitions an d the development and expected timing of growth opportunities; expectation s regarding TransAlta’s credit metrics and business risk profile. The forward-looking statements contained in this presentation are based on certain assumptions that TransAlta has made in respect thereof as at the date of this presentation regarding, among other things: the satisfaction of the conditions to closing of the Acquisition and the Offering in a timely manner, including receipt of all necessary approvals ; that both the Acquisition and the Offering will be completed on terms consistent with management’s current expectations; that Canyon Peak Power achieves commercial in-service in the expected timeframe; no significant changes to applicable laws and regulations; no material adverse impacts to investment and credit markets; no significant changes to power price and hedging assumptions; no significant changes to gas commodity price assumptions and transport costs; no significant changes to interest or foreign exchange rates; no significant changes to the demand for, and growth of, electricity generation; no significant changes to the integrity and reliability of the assets; no significant changes to our debt and credit ratings; no unforeseen changes to economic and market conditions; no significant events occurring outside the ordinary course of business; no significant changes to our ability to develop, access or implement, on a timely basis and on reasonable terms, the technology necessary to efficiently and effectively operate the assets and achieve expected future results; no significant supply chain disruptions or shortages of raw materials or skilled lab our; and no material changes to international trade laws, regulations, agreements, treaties, taxes, tariffs, duties or policies of Canada, the U.S. or other countries. Although TransAlta believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the ability of TransAlta to receive all necessary regulatory approvals and satisfy all other necessary conditions to closing of the Acquisition on a timely basis or at all; the failure to realize the anticipated benefits and synergies of the Acquisition following completion thereof; an inability to complete the Offering in accordance with management’s current expectations or at all; fluctuation s in power prices; changes in supply and demand for electricity; our ability to develop, access or implement, on a timely basis and on reasonable terms, the technology necessary to efficiently and effectively operate the assets and achieve expected future results; changes to legislative, regulatory and political environments ; operational risks involving the assets, including unplanned outages and equipment failure; disruptions in the transmission and distribution of electricity; grid reliability; the risk that the credit ratings assigned to us or our securities may be downgraded or placed under review; adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats; reduced lab our availability and other lab our relations matters; disruptions to our supply chains; weather conditions and their impact on electricity generation and demand; climate change-related risks, including the increased frequency and severity of extreme weather events; general economic risks, including deterioration of equity markets, increasing interest rates, changes to foreign exchange rates or rising inflation; general domestic and international economic and political developments, including potential trade tariffs; industry risk and competition, including from emerging technologies affecting the demand, generation, distribution or storage of electricity; counterparty credit risks; inadequacy or unavailability of insurance coverage; increases in our income taxes and any risk of reassessments; legal, regulatory and contractual disputes and proceedings involving us; reputational and stakeholder-related risks; and reliance on key personnel. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in providing forward-looking information may be found in our MD&A for the three months ended March 31, 2026 and our MD&A for the year ended December 31, 2025 (collectively, MD&A) and elsewhere in TransAlta’s filings with the Canadian and U.S. securities regulators. This list of risk factors should not be construed as exhaustive. This presentation also contains future-oriented financial information and financial outlook (collectively, "FOFI") about TransAlta’s prospective results of operations following completion of the Acquisition, including expected Adjusted EBITDA, Free Cash Flow, Free Cash Flow per share, Free Cash Flow Yield and Adjusted EBITDA Percentage Increase, which are subject to the same assumptions, risk factors, limitations and qualifications as set forth in the above paragraphs. The FOFI contained in this presentation was approved by management as of the date of this presentation and was provided for the purpose of providing further information about TransAlta’s anticipated future business operations following completion of the Acquisition. Readers are cautioned that the FOFI contained in this presentation should not be used for purposes other than for which it is disclosed herein. All forward-looking statements and FOFI contained in this presentation are expressly qualified by this cautionary statement. TransAlta does not undertake any obligation to publicly update or revise any forward-looking statements or FOFI contained herein, except as required by applicable laws. Non-IFRS Measures This presentation contains references to the following Non-IFRS measures and ratios: Adjusted EBITDA, Free Cash Flow, Free Cash Flow per share, Free Cash Flow Yield, Adjusted EBITDA Percentage Increase and Build Multiple. Non-IFRS measures do not have standardized meanings under IFRS and are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results. Build Multiple is calculated using capital expenditures and Adjusted EBITDA. Free Cash Flow Yield is calculated by dividing the expected Free Cash Flow from the assets acquired pursuant to the Acquisition by the equity portion of the Acquisition. Adjusted EBITDA Percentage Increase is calculated by dividing the total expected Adjusted EBITDA from the Acquisition by the mid-point of TransAlta’s 2026 Outlook Adjusted EBITDA range. We believe Build Multiple, Free Cash Flow Yield and Adjusted EBITDA Percentage Increase provide investors with useful measures to evaluate capital projects. Readers are cautioned that our methods for calculating Build Multiple, Free Cash Flow Yield and Adjusted EBITDA Percentage Increase may differ from methods used by other entities. Therefore, they may not be comparable to similar measures presented by other entities. The most directly comparable IFRS measures to Adjusted EBITDA and Free Cash Flow are earnings before income taxes and cash flow from operating activities, respectively. Refer to the "Non-IFRS and Supplementary Measures" sections of our MD&A for more information about these measures including, where applicable, reconciliations to measures calculated in accordance with IFRS, which sections are incorporated by reference herein. Th e MD&A can be found on SEDAR+ (www.sedarp lus.ca) under Trans Alta’s profile.2

Transaction At a Glance Acquisition Two new natural gas-fired peaking facilities, 162 MW Mountain Peak Power and 156 MW Canyon Peak Power, 100% contracted to investment grade counterparties for 25+ years in Colorado Transaction Value US$1.0 billion, consisting of the assumption of US$750 million of senior secured asset level debt and US$250 million to be raised via a concurrent bought deal equity financing for $350 million, with a 15% over-allotment option Acquisition Two new natural gas-fired peaking facilities, 162 MW Mountain Peak Power and 156 MW Canyon Peak Power, 100% contracted to investment grade counterparties for 25+ years in Colorado Return to Shareholders Expected to deliver immediate low to mid single digit accretion to TransAlta's Free Cash Flow per Share Closing Acquisition expected to close in early fourth quarter 2026 3

Acquisition Highlights 27-year weighted average off-take agreement tenure increases TransAlta’s contractedness and contract duration profile; full passthrough of all fuel, O&M and capital costs Establishes physical position in Colorado, a state with attractive growth prospects within TransAlta’s core geography of the Western U.S. Continues TransAlta's successful track record of accretive, on-strategy acquisitions that leverage its competitive advantages Adds scale with expected addition of approximately US$80 million ($110 million)1 per year of low risk, high-quality Adjusted EBITDA with availability incentive payments upside Expected to be immediately accretive to free cash flow per share in the first full-year of ownership; expected to unlock operational, insurance and tax synergies Cash flows targeted to be redeployed into attractive growth opportunities such as Centralia and Alberta data centres Strengthens business risk profile with a pathway to improving credit metrics in the near-term 4 Refer to "Slide Notes" for corresponding notations.

Asset Overview Mountain Peak Power Canyon Peak Power Capacity 162 MW 156 MW COD September 2025 Expected Q3 2026 Technology Six GE LM2500XPRESS Gas Turbines Six GE LM2500XPRESS Gas Turbines Contract Term 30 Years 25 Years Customer United Power, Inc. CORE Electric Cooperative Customer Credit Rating A AAContract Capacity 100% 100% Payment Fixed Capacity Fixed Capacity Fuel, O&M, Capital Costs Full Pass Through Full Pass Through Project Financing US$365 million at 6.2% US$385 million at 6.2% Mountain Peak Power Canyon Peak Power TransAlta U.S. Office Reliable and proven technology complemented by TransAlta’s decades of operating experience 5 Refer to "Slide Notes" for corresponding notations.

Continued Track Record of Strategic Acquisitions Criteria TransAlta M&A 2023 to Current Colorado Gas Portfolio Far North Heartland TransAlta Renewables Strategic Rationale Continued growth in core geography with long-term, contracted assets Assets attractively positioned for recontracting and growth with land optionality Contrarian view ahead of recalibration on thermal generation value Simplified corporate structure and increased contractedness Achieve risk adjusted hurdle rates Attractive financial metrics on a risk adjusted basis $306 per kW1 $270 per kW 5.4x multiple2 Cash retention, capital efficiency and corporate synergies Accretive on a free cash flow per share basis Expected to be Immediately accretive Immediately accretive Immediately accretive Immediately accretive Majority contracted or path to contractedness 100% contracted 68% contracted1 60% contracted2 85% contracted3 Leverage competitive advantages Operational excellence Energy Marketing and Trading capabilities Portfolio Management and Optimization Enhance financial flexibility Technology in-strategy Gas Gas Gas Gas, Wind, Hydro, Solar, Battery Primarily focused in core operating/growth geographies Western U.S. Ontario Alberta Canada, U.S. and Australia 6 Refer to "Slide Notes" for corresponding notations.

Attractive Deal Metrics Expected Annual Free Cash Flow1 Expected Annual Adjusted EBITDA1 Expected Free Cash Flow Yield1 $45 Million $110 Million 13% TransAlta Portfolio Strengthened Weighted Average Contract Life2 Contracted MW3 Adjusted EBITDA Percentage Increase4 10 Years 11 Years 50% 52% +10% Below the cost of new build gas-fired peakers with no anticipated construction or supply chain risks Returns enhanced with use of U.S. tax pools, expected insurance synergies and bringing asset management and operations in-house High operational performance unlocks upside through availability incentive payments Full passthrough of all fuel, O&M and capital costs Expected to increase enterprise value and scale on an accretive basis 7 Refer to "Slide Notes" for corresponding notations.

Our Value Proposition Safe and reliable operator Diversified portfolio High potential legacy energy campuses Positioned for growth Financial strength and flexibility Centralia, Washington 9

Slide Notes Slide 4 Converted to Canadian dollars at a rate of 1.38. Slide 6 (1) (1) Refer to the TransAlta news release in respect to the Far North acquisition dated November 17, 2025, for the corresponding calculation. (2) Refer to the TransAlta news release in respect to the Heartland Generation acquisition dated November 14, 2024, for the corresponding calculation. (3) Facilities that were contracted to TransAlta Corporation were removed from the percent of contractedness. Slide 7 (1) Adjusted EBITDA and Free Cash Flow were converted to Canadian dollars at a rate of 1.38. Free Cash Flow yield is the expected free cash flow from the two assets divided by the equity portion of the transaction. (2) Weighted average contract life as of the three months ended March 31, 2026, was 10 years. (3) Contracted MWs is shown as a percent of total gross installed capacity. (4) Adjusted EBITDA was converted to Canadian dollars at a rate of 1.38. Adjusted EBITDA percentage increase is calculated as total expected adjusted EBITDA from the transaction divided by the midpoint of TransAlta’s 2026 Outlook adjusted EBITDA range. 9

SCHEDULE B

Free Writing Prospectuses

1.	Term Sheet dated June 3, 2026, a copy of which is attached as Schedule B.1 hereto

2.	Announcement press release dated June 3, 2026, a copy of which is attached as Schedule B.2 hereto

3.	Investor presentation dated June 3, 2026, a copy of which is attached as Schedule B.3 hereto

Schedule B.1

Term Sheet

(See attached)

JUNE 3, 2026

TRANSALTA CORPORATION

BOUGHT DEAL TREASURY OFFERING OF COMMON SHARES

TERM SHEET

A BASE SHELF PROSPECTUS DATED DECEMBER 9, 2025 CONTAINING IMPORTANT INFORMATION RELATING TO THE SECURITIES DESCRIBED IN THIS DOCUMENT HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA. A PRELIMINARY SHELF PROSPECTUS SUPPLEMENT HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA. COPIES OF THE BASE SHELF PROSPECTUS, ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT AND ANY AMENDMENT TO SUCH DOCUMENTS MAY BE ACCESSED THROUGH SEDAR+ AT WWW.SEDARPLUS.CA.

THE COMPANY HAS FILED A REGISTRATION STATEMENT ON FORM F-10 (INCLUDING A PROSPECTUS), AND A PRELIMINARY PROSPECTUS SUPPLEMENT, WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE PRELIMINARY PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY OBTAIN COPIES OF THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE APPLICABLE OFFERING DOCUMENTS IF YOU REQUEST THEM IN CANADA FROM: CIBC CAPITAL MARKETS, 161 BAY STREET, 5TH FLOOR, TORONTO, ON M5J 2S8 OR BY TELEPHONE AT 1-416-956-6378 OR BY EMAIL AT MAILBOX.CANADIANPROSPECTUS@CIBC.COM OR FROM RBC DOMINION SECURITIES INC., ATTENTION: DISTRIBUTION CENTRE, 180 WELLINGTON STREET WEST, 8TH FLOOR, TORONTO, ON M5J 0C2 OR BY EMAIL AT DISTRIBUTION.RBCDS@RBCCM.COM OR IN THE UNITED STATES FROM: CIBC CAPITAL MARKETS, 161 BAY STREET, 5TH FLOOR, TORONTO, ON M5J 2S8 BY TELEPHONE AT 1-416-956-6378 OR BY EMAIL AT MAILBOX.USPROSPECTUS@CIBC.COM OR FROM RBC CAPITAL MARKETS, LLC, 200 VESEY STREET, 8TH FLOOR, NEW YORK, NY 10281-8098, ATTENTION: EQUITY SYNDICATE, PHONE: 877-822-4089, EMAIL: EQUITYPROSPECTUS@RBCCM.COM.

THIS DOCUMENT DOES NOT PROVIDE FULL DISCLOSURE OF ALL MATERIAL FACTS RELATING TO THE SECURITIES OFFERED. INVESTORS SHOULD READ THE BASE SHELF PROSPECTUS, ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT AND ANY AMENDMENT TO SUCH DOCUMENTS THE COMPANY HAS FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA AND THE SEC FOR DISCLOSURE OF THOSE FACTS, ESPECIALLY RISK FACTORS RELATING TO THE SECURITIES OFFERED, BEFORE MAKING AN INVESTMENT DECISION.

THE INFORMATION IN THIS COMMUNICATION SUPERSEDES THE INFORMATION IN THE PRELIMINARY PROSPECTUS SUPPLEMENT TO THE EXTENT IT UPDATES SUCH INFORMATION.

ISSUER:	TransAlta Corporation (“TransAlta” or the “Company”)

OFFERING:	Treasury offering (the “Offering”) of 18,230,000 common shares of the Company (“Common Shares”), prior to any exercise of the Over-Allotment Option (as defined below).

OFFERING AMOUNT:	C$350,016,000 (C$402,518,400 if the Over-Allotment Option is exercised in full).

OFFERING PRICE:	C$19.20 per Common Share (the “Offering Price”).

OVER-ALLOTMENT OPTION:	The Company has granted the underwriters an option (the “Over-Allotment Option”), exercisable, in whole or in part, at any time and from time to time up to 30 days following the closing of the Offering, to purchase at the Offering Price up to an additional 2,734,500 Common Shares.

ACQUISITION:	The Company has entered into a definitive agreement to acquire two new natural gas fired peaking facilities in Colorado totaling 318 MW from a portfolio company of Blackstone, Inc. for a purchase price of approximately US$1.0 billion, inclusive of the assumption of US$750 million of senior secured project level debt and US$250 million of cash, subject to certain adjustments (the “Acquisition”).

USE OF PROCEEDS:	The Company intends to use the net proceeds of the Offering to fund the cash portion of the purchase price of the Acquisition. Pending such use, the net proceeds from the Offering may temporarily be used to reduce indebtedness or invested in short term liquid investments.

DIVIDENDS:	The declaration and payment of dividends are at the discretion of the board of directors of the Company. Historically, the Company has paid dividends on the Common Shares on a quarterly basis on the first day of January, April, July and October of each year. The first dividend which purchasers of Common Shares under the Offering may be eligible to receive is expected to be payable on October 1, 2026, to shareholders of record at the close of business on September 1, 2026. For greater certainty, purchasers of Common Shares under the Offering will not be eligible to receive the dividend payable on July 1, 2026 to shareholders of record at the close of business on June 1, 2026.

LISTING:	The issued and outstanding Common Shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbols “TA” and “TAC”, respectively.

FORM OF OFFERING:	Public offering, eligible for sale in (a) all provinces of Canada pursuant to a prospectus supplement to the Company’s Canadian base shelf prospectus dated December 9, 2025 and (b) in the United States pursuant to a prospectus supplement to the Company’s U.S. base shelf prospectus dated December 9, 2025 included in its registration statement on Form F-10 (File No. 333-292019) pursuant to the Multi-Jurisdictional Disclosure System, and (c) internationally, in certain jurisdictions by way of private placement, as permitted.

FORM OF UNDERWRITING:	“Bought deal” subject to a mutually acceptable underwriting agreement containing customary bought deal termination provisions, including “disaster out”, “regulatory out” and “material adverse change out” clauses running to the Closing Date, and other customary terms.

ELIGIBILITY:	Eligible for RRSPs, RESPs, RRIFs, RDSPs, TFSAs, DPSPs and FHSAs.

JOINT BOOKRUNNERS:	CIBC Capital Markets and RBC Capital Markets

UNDERWRITING FEE:	4.0% of the gross proceeds of the Offering.

CLOSING DATE:	On or about June 9, 2026 (the “Closing Date”).

Schedule B.2

Press Release

(See attached)

News Release

TransAlta Announces the Acquisition of Two Fully-Contracted Gas Assets in Colorado and Concurrent $350 Million Bought Deal Offering of Common Shares

The short form base shelf prospectus is accessible, and the final prospectus supplement will be accessible within two business days, through SEDAR+.

CALGARY, Alberta (June 3, 2026)

Highlights

•	Acquisition of two new natural gas-fired peaking facilities totaling 318 MW; 100% contracted under tolling agreements with investment grade customers for 25+ years

•

Adds scale with the expected addition of low risk, high-quality Adjusted EBITDA[1] of approximately US$80 million per year ($110 million) and Free Cash Flow[1] of approximately US$33 million per year ($45 million) with potential upside to projections from availability incentive payments

•	Expected to deliver immediate low-to-mid single digit accretion to Free Cash Flow per Share[1]; TransAlta is anticipated to be able to unlock operational, insurance and tax synergies

•

Total transaction value of US$1.0 billion includes the assumption of US$750 million of debt and US$250 million of equity to be raised via a concurrent $350 million bought deal common share offering, with a 15% over-allotment option

•	27-year weighted average off-take agreement tenure increases TransAlta’s contractedness and contract duration profile; full pass through of all fuel, O&M and capital costs

•	Establishes physical position in Colorado, a state with highly attractive growth prospects within TransAlta’s core geography of the Western U.S.

•	Continues TransAlta’s successful track record of accretive, on-strategy acquisitions that leverage its competitive advantages

•	Cash flows to be redeployed into other attractive growth opportunities such as Centralia and Alberta data centres

•	Strengthens business risk profile with a clear path to improving credit metrics in the near-term

TransAlta Corporation (TransAlta or the Company) (TSX: TA) (NYSE: TAC) is pleased to announce that it has entered into a purchase and sale agreement (the Acquisition) to acquire Mountain Peak Power LLC and Canyon Peak Power LLC (the Project Companies), each of which is an indirect subsidiary of Blackstone, Inc. The Project Companies own two new natural gas peaking facilities totaling 318 MW near Denver, Colorado.

The assets are expected to add approximately US$80 million of Adjusted EBITDA1 per year from the 162 MW Mountain Peak Power and 156 MW Canyon Peak Power facilities. Mountain Peak Power has been operating since September 2025 and Canyon Peak Power is expected to achieve commercial in-service in the third quarter of 2026.

News Release

“This acquisition adds new, high-quality, low-risk assets in a core market for us,” said Joel Hunter, President and Chief Executive Officer of TransAlta. “It strengthens our business risk profile, is immediately accretive to our Free Cash Flow per Share1 and establishes a strategic foothold in Colorado, a state we believe has accelerating growth potential. These assets will generate long-term contracted cashflows for redeployment into other growth prospects such as Centralia and Alberta data centres, and I am pleased with the continued meaningful progress on both projects,” concluded Mr. Hunter.

The total transaction value of US$1.0 billion includes the assumption of US$750 million of senior secured project level debt and US$250 million of equity to be raised via a concurrent bought deal common share offering for $350 million and is subject to working capital and other adjustments. Net proceeds from TransAlta’s concurrent $350 million bought deal common share offering will fully fund the equity component of the Acquisition. The non-recourse project debt at each asset is fully amortizing over the contract terms and carries an investment grade rating. The Company continues to actively manage its capital structure through multiple levers, including portfolio optimization and asset recycling opportunities. Combined with the expected recovery of Alberta power prices and the return to service of Centralia, credit metrics are expected to strengthen.

The Acquisition is subject to Canyon Peak Power achieving commercial in-service as well as customary closing conditions, including receipt of regulatory approvals. The Acquisition is expected to close early in the fourth quarter of 2026.

Facilities Overview

	Mountain Peak Power	Canyon Peak Power

Capacity	162 MW	156 MW

COD	September 2025	Expected Q3 2026

Technology	Six GE LM2500XPRESS Gas Turbines	Six GE LM2500XPRESS Gas Turbines

Contract Term	30 Years	25 Years

Customer	United Power, Inc.	CORE Electric Cooperative

Customer Credit Rating	A	AA-

Contract Capacity	100%	100%

Payment	Fixed Capacity	Fixed Capacity

Fuel, O&M, Capital Costs	Full Pass Through	Full Pass Through

Project Financing	US$365 million at 6.2%	US$385 million at 6.2%

Bought Deal Equity Financing

TransAlta has entered into an agreement with a syndicate of underwriters led by CIBC Capital Markets and RBC Capital Markets (collectively, the Underwriters), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 18.2 million common shares of TransAlta at a price of $19.20 per share (the Offering Price), for gross proceeds of approximately $350 million (the Offering).

News Release

TransAlta intends to use the net proceeds of the Offering to fund the cash purchase price of the Acquisition.

The Offering is expected to close on or about June 9, 2026, subject to customary closing conditions, including receipt of all necessary approvals of the Toronto Stock Exchange and the New York Stock Exchange. The closing of the Offering is not conditional on closing of the Acquisition. If the Acquisition is not completed, TransAlta intends to use the net proceeds from the Offering to reduce its outstanding indebtedness and finance future growth opportunities including acquisitions, or for other general corporate purposes.

Additionally, the Company has granted the Underwriters an option to purchase up to an additional 2,734,500 common shares at the Offering Price, exercisable in whole or in part at any time up to 30 days following the closing of the Offering, for potential additional gross proceeds to TransAlta of approximately $53 million.

The common shares will be offered and sold in each of the provinces of Canada pursuant to the Company’s short form base shelf prospectus (the Base Shelf Prospectus) filed on December 9, 2025, and in the U.S. pursuant to the Company’s base shelf prospectus filed as part of a registration statement on Form F-10 (the Registration Statement) with the U.S. Securities and Exchange Commission (the SEC). In connection with the Offering, TransAlta has filed a preliminary prospectus supplement to the Base Shelf Prospectus relating to and describing the terms of the Offering with the securities regulatory authorities in each of the provinces of Canada. A preliminary prospectus supplement to the base shelf prospectus filed as part of the Registration Statement relating to and describing the terms of the Offering was also filed with the SEC. A final prospectus supplement to the Base Shelf Prospectus will be filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC as part of the Registration Statement in connection with the Offering. The documents filed or to be filed in connection with the Offering contain important detailed information about the Company and the Offering. Prospective investors should read these filings, and the documents incorporated by reference therein, before making an investment decision. The common shares may also be offered on a private placement basis in other international jurisdictions in reliance on applicable private placement exemptions.

Delivery of the Base Shelf Prospectus, final prospectus supplements, and any amendments to the documents will be provided in accordance with Canadian securities legislation relating to access equals delivery procedures. Copies of the Base Shelf Prospectus and the preliminary prospectus supplement are, and the final prospectus supplement will be (within two business days of the date hereof) accessible on SEDAR+ at www.sedarplus.ca, and copies of the Registration Statement, base shelf prospectus and the preliminary prospectus supplement are available, and the final prospectus supplement will be available, free of charge on EDGAR on the SEC’s website at www.sec.gov. Alternatively, an electronic or paper copy of the prospectus supplements, the Base Shelf Prospectus, the Registration Statement and any amendment to such documents may be obtained, without charge, from: CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 or by telephone at 1-416-956-6378 or by email at mailbox.canadianprospectus@cibc.com; or RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, Ontario M5J 0C2, Attention: Distribution Centre, by e-mail at Distribution.RBCDS@rbccm.com by providing the contact with an email address or address, as applicable.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TransAlta, nor shall there be any sale of the securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

[1]

Adjusted EBITDA, Free Cash Flow and Free Cash Flow per share are non-IFRS measures and ratios. Refer to the “Non-IFRS Measures” section of this news release for more information regarding these non-IFRS measures and ratios.

News Release

Investor Call

A conference call and webcast will be held to discuss the Acquisition at 2:45 pm Mountain Time (4:45 pm Eastern Time) today, June 3, 2026. Given the concurrent equity offering, there will be no question and answer session following the remarks.

To register for the call, view dial-in numbers, and obtain a dial-in PIN, please access the following URL:

https://meetings.lumiconnect.com/400-483-290-929

The webcast will remain accessible for a 12-month period at the above URL.

Non-IFRS Measures

This news release contains references to the following Non-IFRS measures and ratios: Adjusted EBITDA, Free Cash Flow and Free Cash Flow per share. Non-IFRS measures do not have standardized meanings under IFRS and are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results. The most directly comparable IFRS measures to Adjusted EBITDA, Free Cash Flow and Free Cash Flow per share are Earnings Before Income Taxes, Cash Flow from Operating activities and Cash Flow from Operating per share, respectively. Refer to the “Non-IFRS and Supplementary Measures” sections of our MD&A for the three months ended March 31, 2026 and our MD&A for the year ended December 31, 2025 (collectively MD&A) for more information about these measures including, where applicable, reconciliations to measures calculated in accordance with IFRS, which sections are incorporated by reference herein. The MD&A can be found on SEDAR+ (www.sedarplus.ca) under TransAlta’s profile.

About TransAlta Corporation

TransAlta is one of Canada’s largest publicly traded power generators, delivering reliable electricity across Canada, the U.S. and Western Australia. For more than 100 years, our people have safely operated and evolved essential energy infrastructure that powers customers and communities. Our technology-diverse portfolio and disciplined execution allow us to deliver dependable power across evolving energy systems. We take a practical, responsible approach to meeting today’s energy needs while building for what comes next.

Cautionary Statement Regarding Forward-Looking Information and Future Oriented Financial Information

This news release includes “forward-looking information,” within the meaning of applicable Canadian securities laws, and “forward-looking statements,” within the meaning of applicable U.S. securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “forecast”, “potential”, “future”, “outlook”, “strategy”, “continue” or other similar words or expressions suggesting future events or future performance. In particular, this news release contains forward-looking statements pertaining to, without limitation, the following: the Acquisition, including the terms thereof and the expected closing date; the anticipated effects and benefits of the Acquisition, including the anticipated synergies and effects on TransAlta’s financial and operational outlook, including expectations regarding Adjusted EBITDA, Free Cash Flow and Free Cash Flow per Share; the financing of the Acquisition,

News Release

including statements regarding the Offering and the Company’s expectations with respect thereto, including the size of the Offering and the completion and timing thereof; the expected use of proceeds of the Offering; expectations regarding the performance of the acquired assets, including expected capacity, commercial in-service dates, contract terms, availability incentive payments and operational synergies; expectations about current and future industry activities, development opportunities and market conditions; TransAlta’s corporate strategy and the development and expected timing of growth opportunities; and expectations regarding TransAlta’s credit metrics and business risk profile.

The forward-looking statements are based on certain assumptions that TransAlta has made in respect thereof as at the date of this news release regarding, among other things: the satisfaction of the conditions to closing of the Acquisition and the Offering in a timely manner, including receipt of all necessary approvals; that both the Acquisition and the Offering will be completed on terms consistent with management’s current expectations; that Canyon Peak Power achieves commercial in-service in the expected timeframe; no significant changes to applicable laws and regulations; no material adverse impacts to investment and credit markets; no significant changes to power price and hedging assumptions; no significant changes to gas commodity price assumptions and transport costs; no significant changes to interest or foreign exchange rates; no significant changes to the demand for, and growth of, electricity generation; no significant changes to the integrity and reliability of the assets; no significant changes to our debt and credit ratings; no unforeseen changes to economic and market conditions; no significant events occurring outside the ordinary course of business; no significant changes to our ability to develop, access or implement, on a timely basis and on reasonable terms, the technology necessary to efficiently and effectively operate the assets and achieve expected future results; no significant supply chain disruptions or shortages of raw materials or skilled labour; and no material changes to international trade laws, regulations, agreements, treaties, taxes, tariffs, duties or policies of Canada, the U.S. or other countries.

Although TransAlta believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the ability of TransAlta to receive all necessary regulatory approvals and satisfy all other necessary conditions to closing of the Acquisition on a timely basis or at all; the failure to realize the anticipated benefits and synergies of the Acquisition following completion thereof; an inability to complete the Offering in accordance with management’s current expectations or at all; fluctuations in power prices; changes in supply and demand for electricity; our ability to develop, access or implement, on a timely basis and on reasonable terms, the technology necessary to efficiently and effectively operate the assets and achieve expected future results; changes to legislative, regulatory and political environments; operational risks involving the assets, including unplanned outages and equipment failure; disruptions in the transmission and distribution of electricity; grid reliability; the risk that the credit ratings assigned to us or our securities may be downgraded or placed under review; adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats; reduced labour availability and other labour relations matters; disruptions to our supply chains; weather conditions and their impact on electricity generation and demand; climate change-related risks, including the increased frequency and severity of extreme weather events; general economic risks, including deterioration of equity markets, increasing interest rates, changes to foreign exchange rates or rising inflation; general domestic and international economic and political developments, including potential trade tariffs; industry risk and competition, including from emerging technologies affecting the demand, generation, distribution or storage of electricity; counterparty credit risks; inadequacy or unavailability of insurance coverage; increases in our income taxes and any risk of reassessments; legal, regulatory and contractual disputes and proceedings involving us; reputational and stakeholder-related risks; and reliance on key personnel. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in providing forward-looking information may be found in our MD&A and elsewhere in TransAlta’s filings with the Canadian and U.S. securities regulators. This list of risk factors should not be construed as exhaustive.

News Release

This news release also contains future-oriented financial information and financial outlook (collectively, FOFI) about TransAlta’s prospective results of operations following completion of the Acquisition, including expected Adjusted EBITDA and Free Cash Flow from the acquired assets, which are subject to the same assumptions, risk factors, limitations and qualifications as set forth in the above paragraphs and those set forth in the “2026 Outlook” section of the 2025 Annual Report, respectively. The FOFI contained in this news release was approved by management as of the date of this news release and was provided for the purpose of providing further information about TransAlta’s anticipated future business operations following completion of the Acquisition. Readers are cautioned that the FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein.

All forward-looking statements and FOFI contained in this news release are expressly qualified by this cautionary statement. TransAlta does not undertake any obligation to publicly update or revise any forward-looking statements or FOFI contained herein, except as required by applicable laws.

For more information:

Investor Inquiries:	Media Inquiries:

Phone: 1-800-387-3598 in Canada and U.S.	Phone: 1-855-255-9184

Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com

Schedule B.3

Investor Presentation

(See attached)

Colorado Gas Portfolio Acquisition June 3, 2026 Mountain Peak Power, Colorado 2

Advisories A base shelf prospectus of TransAlta Corporation (the "Company" or "TransAlta") dated December 9, 2025 containing important information relating to the securities described in this presentation has been filed with the securities regulatory authorities in each of the provinces of Canada. A preliminary shelf prospectus supplement has been filed with the securities regulatory authorities in each of the provinces of Canada. Copies of the base shelf prospectus, any applicable shelf prospectus supplement and any amendment to such documents may be accessed through SEDAR+ at www.sedarplus.ca. This presentation does not provide full disclosure of all material facts relating to the securities offered. Investors should read the base shelf prospectus, any applicable shelf prospectus supplement and any amendment to such documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. The Company has filed a registration statement (including a prospectus), and a preliminary prospectus supplement, with the Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain copies of these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the applicable offering documents if you request them in Canada from: CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, on M5J 2S8 or by telephone at 1-416-956-6378 or by email at mailbox.canadianprospectus@cibc.com or from RBC Dominion Securities Inc., Attention: Distribution Centre, 180 Wellington Street West, 8th Floor, Toronto, on M5J 0C2 or by email at distribution.rbcds@rbccm.com or from Morgan Stanley Canada Limited, 181 Bay Street, 37th Floor, Toronto, Ontario, M5J 2T3 or by telephone at 416-943-8400 or by email at ecm_canada@morganstanley.com or in the United States from: CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, on M5J 2S8 by telephone at 1-416-956-6378 or by email at mailbox.usprospectus@cibc.com or from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, phone: 877-822-4089, email: equityprospectus@rbccm.com or Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by email at prospectus@morganstanley.com. The Company is not making any offer or invitation of any kind by communication of this document to the recipient and under no circumstances is it to be construed as a prospectus or an advertisement. All amounts referenced in this presentation are in Canadian currency unless otherwise specified. Forward-Looking Statements and Future-Oriented Financial Information This presentation includes "forward-looking information," within the meaning of applicable Canadian securities laws, and "forward-looking statements," within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "believe", "expect", "estimate", "anticipate", "in tend", " plan", "forecast", “potential”, “future”, “outlook”, “strategy”, "continue" or other similar words or expressions suggesting future events or future performance. In particular, this presentation contains forward-looking statements pertaining to, without limitation, the following: the acquisition described in this presentation (the "Acquisition"), including the expected closing date; the anticipated effects and benefits of the Acquisition, including the anticipated synergies and effects on TransAlta’s financial and operational outlook, including expectations regarding Adjusted EBITDA, Free Cash Flow, Free Cash Flow per share, Free Cash Flow Yield and Adjusted EBITDA Percentage Increase; the equity financing described in this presentation (the "Offering"); expectations regarding the performance of the acquired assets, including expected capacity, commercial in-service dates, contract terms, availability incentive payments and operational synergies; expectations regarding construction and supply chain risks; expectations about current and future industry activities, development opportunities and market conditions; TransAlta’s corporate strategy, development projects, acquisitions an d the development and expected timing of growth opportunities; expectation s regarding TransAlta’s credit metrics and business risk profile. The forward-looking statements contained in this presentation are based on certain assumptions that TransAlta has made in respect thereof as at the date of this presentation regarding, among other things: the satisfaction of the conditions to closing of the Acquisition and the Offering in a timely manner, including receipt of all necessary approvals ; that both the Acquisition and the Offering will be completed on terms consistent with management’s current expectations; that Canyon Peak Power achieves commercial in-service in the expected timeframe; no significant changes to applicable laws and regulations; no material adverse impacts to investment and credit markets; no significant changes to power price and hedging assumptions; no significant changes to gas commodity price assumptions and transport costs; no significant changes to interest or foreign exchange rates; no significant changes to the demand for, and growth of, electricity generation; no significant changes to the integrity and reliability of the assets; no significant changes to our debt and credit ratings; no unforeseen changes to economic and market conditions; no significant events occurring outside the ordinary course of business; no significant changes to our ability to develop, access or implement, on a timely basis and on reasonable terms, the technology necessary to efficiently and effectively operate the assets and achieve expected future results; no significant supply chain disruptions or shortages of raw materials or skilled lab our; and no material changes to international trade laws, regulations, agreements, treaties, taxes, tariffs, duties or policies of Canada, the U.S. or other countries. Although TransAlta believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the ability of TransAlta to receive all necessary regulatory approvals and satisfy all other necessary conditions to closing of the Acquisition on a timely basis or at all; the failure to realize the anticipated benefits and synergies of the Acquisition following completion thereof; an inability to complete the Offering in accordance with management’s current expectations or at all; fluctuation s in power prices; changes in supply and demand for electricity; our ability to develop, access or implement, on a timely basis and on reasonable terms, the technology necessary to efficiently and effectively operate the assets and achieve expected future results; changes to legislative, regulatory and political environments ; operational risks involving the assets, including unplanned outages and equipment failure; disruptions in the transmission and distribution of electricity; grid reliability; the risk that the credit ratings assigned to us or our securities may be downgraded or placed under review; adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats; reduced lab our availability and other lab our relations matters; disruptions to our supply chains; weather conditions and their impact on electricity generation and demand; climate change-related risks, including the increased frequency and severity of extreme weather events; general economic risks, including deterioration of equity markets, increasing interest rates, changes to foreign exchange rates or rising inflation; general domestic and international economic and political developments, including potential trade tariffs; industry risk and competition, including from emerging technologies affecting the demand, generation, distribution or storage of electricity; counterparty credit risks; inadequacy or unavailability of insurance coverage; increases in our income taxes and any risk of reassessments; legal, regulatory and contractual disputes and proceedings involving us; reputational and stakeholder-related risks; and reliance on key personnel. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in providing forward-looking information may be found in our MD&A for the three months ended March 31, 2026 and our MD&A for the year ended December 31, 2025 (collectively, MD&A) and elsewhere in TransAlta’s filings with the Canadian and U.S. securities regulators. This list of risk factors should not be construed as exhaustive. This presentation also contains future-oriented financial information and financial outlook (collectively, "FOFI") about TransAlta’s prospective results of operations following completion of the Acquisition, including expected Adjusted EBITDA, Free Cash Flow, Free Cash Flow per share, Free Cash Flow Yield and Adjusted EBITDA Percentage Increase, which are subject to the same assumptions, risk factors, limitations and qualifications as set forth in the above paragraphs. The FOFI contained in this presentation was approved by management as of the date of this presentation and was provided for the purpose of providing further information about TransAlta’s anticipated future business operations following completion of the Acquisition. Readers are cautioned that the FOFI contained in this presentation should not be used for purposes other than for which it is disclosed herein. All forward-looking statements and FOFI contained in this presentation are expressly qualified by this cautionary statement. TransAlta does not undertake any obligation to publicly update or revise any forward-looking statements or FOFI contained herein, except as required by applicable laws. Non-IFRS Measures This presentation contains references to the following Non-IFRS measures and ratios: Adjusted EBITDA, Free Cash Flow, Free Cash Flow per share, Free Cash Flow Yield, Adjusted EBITDA Percentage Increase and Build Multiple. Non-IFRS measures do not have standardized meanings under IFRS and are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results. Build Multiple is calculated using capital expenditures and Adjusted EBITDA. Free Cash Flow Yield is calculated by dividing the expected Free Cash Flow from the assets acquired pursuant to the Acquisition by the equity portion of the Acquisition. Adjusted EBITDA Percentage Increase is calculated by dividing the total expected Adjusted EBITDA from the Acquisition by the mid-point of TransAlta’s 2026 Outlook Adjusted EBITDA range. We believe Build Multiple, Free Cash Flow Yield and Adjusted EBITDA Percentage Increase provide investors with useful measures to evaluate capital projects. Readers are cautioned that our methods for calculating Build Multiple, Free Cash Flow Yield and Adjusted EBITDA Percentage Increase may differ from methods used by other entities. Therefore, they may not be comparable to similar measures presented by other entities. The most directly comparable IFRS measures to Adjusted EBITDA and Free Cash Flow are earnings before income taxes and cash flow from operating activities, respectively. Refer to the "Non-IFRS and Supplementary Measures" sections of our MD&A for more information about these measures including, where applicable, reconciliations to measures calculated in accordance with IFRS, which sections are incorporated by reference herein. Th e MD&A can be found on SEDAR+ (www.sedarp lus.ca) under Trans Alta’s profile.2

Transaction At a Glance Acquisition Two new natural gas-fired peaking facilities, 162 MW Mountain Peak Power and 156 MW Canyon Peak Power, 100% contracted to investment grade counterparties for 25+ years in Colorado Transaction Value US$1.0 billion, consisting of the assumption of US$750 million of senior secured asset level debt and US$250 million to be raised via a concurrent bought deal equity financing for $350 million, with a 15% over-allotment option Acquisition Two new natural gas-fired peaking facilities, 162 MW Mountain Peak Power and 156 MW Canyon Peak Power, 100% contracted to investment grade counterparties for 25+ years in Colorado Return to Shareholders Expected to deliver immediate low to mid single digit accretion to TransAlta's Free Cash Flow per Share Closing Acquisition expected to close in early fourth quarter 2026 3

Acquisition Highlights 27-year weighted average off-take agreement tenure increases TransAlta’s contractedness and contract duration profile; full passthrough of all fuel, O&M and capital costs Establishes physical position in Colorado, a state with attractive growth prospects within TransAlta’s core geography of the Western U.S. Continues TransAlta's successful track record of accretive, on-strategy acquisitions that leverage its competitive advantages Adds scale with expected addition of approximately US$80 million ($110 million)1 per year of low risk, high-quality Adjusted EBITDA with availability incentive payments upside Expected to be immediately accretive to free cash flow per share in the first full-year of ownership; expected to unlock operational, insurance and tax synergies Cash flows targeted to be redeployed into attractive growth opportunities such as Centralia and Alberta data centres Strengthens business risk profile with a pathway to improving credit metrics in the near-term 4 Refer to "Slide Notes" for corresponding notations.

Asset Overview Mountain Peak Power Canyon Peak Power Capacity 162 MW 156 MW COD September 2025 Expected Q3 2026 Technology Six GE LM2500XPRESS Gas Turbines Six GE LM2500XPRESS Gas Turbines Contract Term 30 Years 25 Years Customer United Power, Inc. CORE Electric Cooperative Customer Credit Rating A AAContract Capacity 100% 100% Payment Fixed Capacity Fixed Capacity Fuel, O&M, Capital Costs Full Pass Through Full Pass Through Project Financing US$365 million at 6.2% US$385 million at 6.2% Mountain Peak Power Canyon Peak Power TransAlta U.S. Office Reliable and proven technology complemented by TransAlta’s decades of operating experience 5 Refer to "Slide Notes" for corresponding notations.

Continued Track Record of Strategic Acquisitions Criteria TransAlta M&A 2023 to Current Colorado Gas Portfolio Far North Heartland TransAlta Renewables Strategic Rationale Continued growth in core geography with long-term, contracted assets Assets attractively positioned for recontracting and growth with land optionality Contrarian view ahead of recalibration on thermal generation value Simplified corporate structure and increased contractedness Achieve risk adjusted hurdle rates Attractive financial metrics on a risk adjusted basis $306 per kW1 $270 per kW 5.4x multiple2 Cash retention, capital efficiency and corporate synergies Accretive on a free cash flow per share basis Expected to be Immediately accretive Immediately accretive Immediately accretive Immediately accretive Majority contracted or path to contractedness 100% contracted 68% contracted1 60% contracted2 85% contracted3 Leverage competitive advantages Operational excellence Energy Marketing and Trading capabilities Portfolio Management and Optimization Enhance financial flexibility Technology in-strategy Gas Gas Gas Gas, Wind, Hydro, Solar, Battery Primarily focused in core operating/growth geographies Western U.S. Ontario Alberta Canada, U.S. and Australia 6 Refer to "Slide Notes" for corresponding notations.

Attractive Deal Metrics Expected Annual Free Cash Flow1 Expected Annual Adjusted EBITDA1 Expected Free Cash Flow Yield1 $45 Million $110 Million 13% TransAlta Portfolio Strengthened Weighted Average Contract Life2 Contracted MW3 Adjusted EBITDA Percentage Increase4 10 Years 11 Years 50% 52% +10% Below the cost of new build gas-fired peakers with no anticipated construction or supply chain risks Returns enhanced with use of U.S. tax pools, expected insurance synergies and bringing asset management and operations in-house High operational performance unlocks upside through availability incentive payments Full passthrough of all fuel, O&M and capital costs Expected to increase enterprise value and scale on an accretive basis 7 Refer to "Slide Notes" for corresponding notations.

Our Value Proposition Safe and reliable operator Diversified portfolio High potential legacy energy campuses Positioned for growth Financial strength and flexibility Centralia, Washington 9

Slide Notes Slide 4 Converted to Canadian dollars at a rate of 1.38. Slide 6 (1) (1) Refer to the TransAlta news release in respect to the Far North acquisition dated November 17, 2025, for the corresponding calculation. (2) Refer to the TransAlta news release in respect to the Heartland Generation acquisition dated November 14, 2024, for the corresponding calculation. (3) Facilities that were contracted to TransAlta Corporation were removed from the percent of contractedness. Slide 7 (1) Adjusted EBITDA and Free Cash Flow were converted to Canadian dollars at a rate of 1.38. Free Cash Flow yield is the expected free cash flow from the two assets divided by the equity portion of the transaction. (2) Weighted average contract life as of the three months ended March 31, 2026, was 10 years. (3) Contracted MWs is shown as a percent of total gross installed capacity. (4) Adjusted EBITDA was converted to Canadian dollars at a rate of 1.38. Adjusted EBITDA percentage increase is calculated as total expected adjusted EBITDA from the transaction divided by the midpoint of TransAlta’s 2026 Outlook adjusted EBITDA range. 9

SCHEDULE C

Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP

[Redacted]

SCHEDULE D

Opinion of Blake, Cassels & Graydon LLP

[Redacted]